Financial Statements
Individual and Consolidated
(A free translation of the original in Portuguese)

Years ended December 31, 2023 and 2022

Financial Statements, Individual and Consolidated | 2023 and 2022

Índex

1	Company’s Operations	40
2	Basis of Preparation and Presentation of Financial Statements	42
3	Material Accounting Policies	43
4	Cash and cash equivalents	54
5	Marketable securities	55
6	Trade accounts and notes receivable	56
7	Inventories	57
8	Biological assets	58
9	Recoverable taxes	60
10	Deferred income taxes	62
11	Judicial deposits	63
12	Investments	64
13	Property, plant and equipment	66
14	Intangible assets	71
15	Loans and borrowings	74
16	Trade accounts payable	79

2

Financial Statements, Individual and Consolidated | 2023 and 2022

17	Leases	80
18	Share-based payment	84
19	Employees benefits	85
20	Provision for tax, civil and labor risks	93
21	Equity	96
22	Earnings (loss) per share	98
23	Financial instruments and risk management	99
24	Segment information	115
25	Net sales	118
26	Other operating income (expenses)	118
27	Financial income (expenses)	119
28	Expenses by nature	120
29	Related parties	121
30	Government grants	125
31	Commitments	125
32	Insurance coverage – consolidated	125
33	Transactions that do not involve cash	126
34	Approval of the Financial Statements	127

INDEPENDENT AUDITORS’ REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS	128
Opinion of the Fiscal Council	133
Summarized Annual Report of the Audit and Integrity Committee	134
Summary of the Audit Committee Activities in 2023	134
Issues discussed by the Audit and Integrity Committee	134
The main topics discussed by the Audit and Integrity Committee were:	134

3

Financial Statements, Individual and Consolidated | 2023 and 2022

Statutory Audit and Integrity Committee Opinion	136
Opinion of Executive Board on the Consolidated Financial Statements and Independent Auditor’s Report	137

4

Financial Statements, Individual and Consolidated | 2023 and 2022

Statements of Financial Position

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	12.31.23	12.31.22	12.31.23	12.31.22	LIABILITIES	Note	12.31.23	12.31.22	12.31.23	12.31.22
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	4,701,549	3,984,071	9,264,664	8,130,929	Loans and borrowings	15	2,237,214	3,379,835	2,451,838	3,879,874
Marketable securities	5	412,107	364,543	447,878	418,373	Trade accounts payable	16	14,011,988	12,605,606	12,592,006	14,128,765
Trade receivables	6	5,655,967	6,022,298	4,766,071	4,187,756	Lease liability	17.2	835,154	521,544	944,326	676,864
Notes receivable	6	64,731	27,351	64,731	27,351	Payroll, related charges and employee profit sharing		886,974	679,097	984,457	720,799
Inventories	7	4,717,540	6,107,041	6,628,890	8,660,891	Taxes payable		316,600	268,666	585,129	522,846
Biological assets	8	2,580,383	3,003,258	2,702,164	3,151,551	Derivative financial instruments	23	74,112	78,276	76,940	82,468
Recoverable taxes	9	1,210,028	1,016,949	1,517,548	1,402,868	Provision for tax, civil and labor risks	20	717,119	863,313	720,187	867,294
Derivative financial instruments	23	109,222	120,865	109,222	120,865	Employee benefits	19	58,894	49,445	86,423	64,367
Prepaid expenses		126,557	84,680	166,230	109,716	Customer advances		6,320	5,825	290,279	75,832
Advances		64,677	60,707	123,319	187,342	Advances from related parties	29	6,119,677	8,655,905	-	-
Restricted cash		-	-	13,814	-	Other current liabilities		282,712	904,298	658,763	1,278,830
Assets held for sale		684	-	7,204	21,909
Other current assets		132,989	64,608	142,527	84,795
Total current assets		19,776,434	20,856,371	25,954,262	26,504,346	Total current liabilities		25,546,764	28,011,810	19,390,348	22,297,939

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	15,462,088	17,007,023	17,643,710	19,637,126
Marketable securities	5	16,490	15,505	319,995	406,402	Trade accounts payable	16	422	7,459	422	7,459
Trade receivables	6	5,897	5,059	5,897	5,307	Lease liability	17.2	2,624,979	2,105,419	2,777,521	2,368,070
Notes receivable	6	1,530	11,092	1,530	11,092	Taxes payable		88,211	96,666	90,669	97,735
Recoverable taxes	9	4,981,378	5,155,061	5,000,740	5,171,844	Provision for tax, civil and labor risks	20	442,621	505,863	482,983	548,243
Deferred income taxes	10	2,054,826	2,476,334	2,113,108	2,566,461	Deferred income taxes	10	-	-	60,125	111,463
Judicial deposits	11	405,450	441,751	415,718	450,676	Liabilities with related parties	29	52,581	49,367	-	-
Biological assets	8	1,788,383	1,558,349	1,858,316	1,649,133	Employee benefits	19	264,731	297,175	454,398	456,945
Derivative financial instruments	23	529,830	10,283	529,830	10,283	Derivative financial instruments	23	59,819	174,699	59,819	174,699
Restricted cash		30,952	27,515	72,395	89,717	Other non-current liabilities		286,982	261,138	668,439	331,899
Other non-current assets		148,262	158,216	153,052	162,628
Total long-term receivables		9,962,998	9,859,165	10,470,581	10,523,543	Total non-current liabilities		19,282,434	20,504,809	22,238,086	23,733,639

						EQUITY	21
						Capital		13,349,156	12,835,915	13,349,156	12,835,915
						Capital reserves		2,763,364	2,338,476	2,763,364	2,338,476
						Other equity transactions		(70,106)	(77,825)	(70,106)	(77,825)
Investments	12	13,683,725	13,270,368	97,895	101,064	Accumulated losses		-	(2,363,073)	-	(2,363,073)
Property, plant and equipment	13	13,127,930	12,548,338	14,608,914	14,290,884	Treasury shares		(96,145)	(109,727)	(96,145)	(109,727)
Intangible assets	14	3,201,539	3,252,385	6,140,438	6,434,610	Other comprehensive loss		(1,022,841)	(1,353,758)	(1,022,841)	(1,353,758)
						Attributable to controlling shareholders		14,923,428	11,270,008	14,923,428	11,270,008
						Non-controlling interests		-	-	720,228	552,861
Total non-current assets		39,976,192	38,930,256	31,317,828	31,350,101	Total equity		14,923,428	11,270,008	15,643,656	11,822,869
TOTAL ASSETS		59,752,626	59,786,627	57,272,090	57,854,447	TOTAL LIABILITIES AND EQUITY		59,752,626	59,786,627	57,272,090	57,854,447

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

5

Financial Statements, Individual and Consolidated | 2023 and 2022

Statements of Income (Loss)

		Parent company		Consolidated
	Note	12.31.23	12.31.22	12.31.23	12.31.22
CONTINUING OPERATIONS
NET SALES	25	47,580,919	46,630,860	53,615,440	53,805,028
Cost of sales	28	(38,216,023)	(39,457,998)	(44,781,739)	(45,672,376)
GROSS PROFIT		9,364,896	7,172,862	8,833,701	8,132,652
OPERATING INCOME (EXPENSES)
Selling expenses	28	(6,589,753)	(6,265,554)	(7,454,163)	(7,067,148)
General and administrative expenses	28	(475,584)	(383,527)	(757,836)	(644,827)
Impairment loss on trade receivables	6	(24,072)	(10,916)	(32,809)	(12,772)
Other operating income (expenses), net	26	241,421	(563,276)	250,512	(545,270)
Income from associates and joint ventures	12	(2,076,089)	(840,395)	(3,264)	1,076
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		440,819	(890,806)	836,141	(136,289)
Financial income		905,205	955,751	1,202,520	1,082,935
Financial expenses		(4,210,966)	(3,555,695)	(4,136,312)	(3,585,765)
Foreign exchange and monetary variations		597,019	588,602	112,945	(165,925)
FINANCIAL INCOME (EXPENSES), NET	27	(2,708,742)	(2,011,342)	(2,820,847)	(2,668,755)
LOSS BEFORE TAXES		(2,267,923)	(2,902,148)	(1,984,706)	(2,805,044)
Income taxes	10	239,364	(213,307)	115,854	(285,634)
LOSS FROM CONTINUING OPERATIONS		(2,028,559)	(3,115,455)	(1,868,852)	(3,090,678)

LOSS FROM DISCONTINUED OPERATIONS		-	(50,948)	-	(50,948)
LOSS FOR THE YEAR		(2,028,559)	(3,166,403)	(1,868,852)	(3,141,626)

Loss from Continuing Operation Attributable to
Controlling shareholders		(2,028,559)	(3,115,455)	(2,028,559)	(3,115,455)
Non-controlling interest		-	-	159,707	24,777
		(2,028,559)	(3,115,455)	(1,868,852)	(3,090,678)

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		-	(50,948)	-	(50,948)
Non-controlling interest		-	-	-	-
		-	(50,948)	-	(50,948)

LOSS PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic				1,360,268,402	1,052,606,000
Loss per share - basic	22			(1.49)	(2.96)
Weighted average shares outstanding - diluted				1,360,268,402	1,052,606,000
Loss per share - diluted	22			(1.49)	(2.96)

LOSS PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic				1,360,268,402	1,052,606,000
Loss per share - basic	22			-	(0.05)
Weighted average shares outstanding - diluted				1,360,268,402	1,052,606,000
Loss per share - diluted	22			-	(0.05)

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

6

Financial Statements, Individual and Consolidated | 2023 and 2022

Statements of Comprehensive Income (Loss)

		Parent company		Consolidated
	Note	12.31.23	12.31.22	12.31.23	12.31.22
Loss for the year		(2,028,559)	(3,166,403)	(1,868,852)	(3,141,626)
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		(169,326)	49,240	(309,065)	96,523
Gain (loss) on net investment hedge		145,328	87,929	145,328	87,929
Cash flow hedges – effective portion of changes in fair value	23	130,182	50,225	130,600	49,292
Cash flow hedges – reclassified to profit or loss	23	242,776	226,290	242,776	226,290
Items that are or may be reclassified subsequently to profit or loss		348,960	413,684	209,639	460,034
Actuarial gains on pension and post-employment plans	19	(1,523)	61,293	(42,225)	44,725
Items that will not be reclassified to profit or loss		(1,523)	61,293	(42,225)	44,725
Comprehensive income (loss) for the year		(1,681,122)	(2,691,426)	(1,701,438)	(2,636,867)
Attributable to
Controlling shareholders		(1,681,122)	(2,691,426)	(1,681,122)	(2,691,426)
Non-controlling interest		-	-	(20,316)	54,559
		(1,681,122)	(2,691,426)	(1,701,438)	(2,636,867)

Items above are stated net of deferred taxes on income and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

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Financial Statements, Individual and Consolidated | 2023 and 2022

Statements of Changes in Equity

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on cash flow hedge (1)	Actuarial gains (losses)	Accumulated losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2021	12,460,471	141,834	(67,531)	(127,286)	(1,162,066)	(583,904)	(66,756)	(2,132,230)	8,462,532	363,091	8,825,623
Restatement by hyperinflation	-	-		-	-	-	-	216,193	216,193	135,260	351,453
Comprehensive income (loss) (1)
Gains on foreign currency translation of foreign operations	-	-	-	-	49,240	-	-	-	49,240	47,283	96,523
Gains on net investment hedge	-	-	-	-	87,929	-	-	-	87,929	-	87,929
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	276,515	-	-	276,515	(933)	275,582
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	61,293	-	61,293	(16,568)	44,725
Income (loss) for the year	-	-	-	-	-	-	-	(3,166,403)	(3,166,403)	24,777	(3,141,626)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	137,169	276,515	61,293	(3,166,403)	(2,691,426)	54,559	(2,636,867)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	(16,009)	16,009	-	-	-
Capital increase through issuance of shares	500,000	4,900,000		-	-	-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares	(124,556)	-		-	-	-	-	-	(124,556)	-	(124,556)
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(49)	(49)
Compensation of accumulated losses with capital reserve	-	(2,703,358)		-	-	-	-	2,703,358	-	-	-
Share-based payments	-	-	(10,294)	17,559	-	-	-	-	7,265	-	7,265
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	(1,024,897)	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869
Comprehensive income (loss) (1)
Loss on foreign currency translation of foreign operations	-	-	-	-	(169,326)	-	-	-	(169,326)	(139,739)	(309,065)
Gain on net investment hedge	-	-	-	-	145,328	-	-	-	145,328	-	145,328
Unrealized gains in cash flow hedge	-	-	-	-	-	372,958	-	-	372,958	418	373,376
Actuarial gains on pension and post-employment plans	-	-	-	-	-	-	(1,523)	-	(1,523)	(40,702)	(42,225)
Income (loss) for the year	-	-	-	-	-	-	-	(2,028,559)	(2,028,559)	159,707	(1,868,852)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(23,998)	372,958	(1,523)	(2,028,559)	(1,681,122)	(20,316)	(1,701,438)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	(16,520)	16,520	-	-	-
Capital increase through issuance of shares (note 21.1)	600,000	4,800,000	-	-	-	-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares (note 21.1)	(86,759)	-	-	-	-	-	-	-	(86,759)	-	(86,759)
Capital increase in subsidiaries	-	-	-	-	-	-	-	-	-	187,777	187,777
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(94)	(94)
Compensation of accumulated losses with capital reserve (note 21.3)	-	(4,375,112)	-	-	-	-	-	4,375,112	-	-	-
Share-based payments	-	-	7,719	13,582	-	-	-	-	21,301	-	21,301
BALANCES AT DECEMBER 31, 2023	13,349,156	2,763,364	(70,106)	(96,145)	(1,048,895)	65,569	(39,515)	-	14,923,428	720,228	15,643,656

(1)	All changes in other comprehensive income are presented net of taxes and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

8

Financial Statements, Individual and Consolidated | 2023 and 2022

Statements of Cash Flows

	Parent company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
CASH FLOWS FROM OPERATING ACTIVITIES
Loss from continuing operations	(2,028,559)	(3,115,455)	(1,868,852)	(3,090,678)
Adjustments for:
Depreciation and amortization	1,463,385	1,390,592	1,834,232	1,777,703
Depreciation and depletion of biological assets	1,293,193	1,136,919	1,390,550	1,214,002
Result on disposal of property, plant and equipments and intangible	(62,638)	3,433	(63,229)	3,985
Write-down of inventories to net realizable value	(90,200)	206,666	(96,094)	56,337
Provision for tax, civil and labor risks	273,037	338,135	271,063	341,038
Income from investments under the equity method	2,076,089	840,395	3,264	(1,076)
Financial results, net	2,708,742	2,011,342	2,820,850	2,668,755
Tax recoveries and gains in tax lawsuits	(173,234)	(32,030)	(173,404)	(39,547)
Deferred income tax	(262,197)	233,898	(244,172)	208,060
Employee profit sharing	126,167	(7,650)	173,064	(16,840)
Gratuities for the employees	96,691	5,575	108,803	6,650
Other provisions	(180,395)	552,660	(172,117)	554,460
	5,240,081	3,564,480	3,983,958	3,682,849
Changes in assets and liabilities:
Trade accounts and notes receivables	496,745	1,292,703	(606,550)	(144,597)
Inventories	1,479,701	1,089,796	1,961,810	712,913
Biological assets - current	422,875	(216,566)	385,027	(296,934)
Trade accounts payable	(2,682,608)	(1,459,323)	(3,295,127)	(1,366,667)
Cash generated by operating activities	4,956,794	4,271,090	2,429,118	2,587,564

Redemptions (investments) in securities at FVTPL (1)	(1,419)	32,630	18,768	4,093
Interest received	310,918	262,899	455,827	281,989
Dividends and interest on shareholders' equity received	423	-	(851)	-
Payment of tax, civil and labor provisions	(398,455)	(295,151)	(397,872)	(292,385)
Derivative financial instruments	77,197	(1,242,379)	(237,773)	(1,191,475)
Other operating assets and liabilities (2)	(2,033,262)	(2,852,173)	1,672,180	486,598
Net cash provided by operating activities	2,912,196	176,916	3,939,397	1,876,384

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (additions) on investments in securities at amortized cost	-	-	(60,711)	1,111
Redemption of restricted cash	-	(2,074)	12,851	(2,074)
Additions to property, plant and equipment	(715,409)	(1,257,422)	(791,817)	(1,452,733)
Additions to biological assets - non-current	(1,348,395)	(1,287,189)	(1,457,174)	(1,387,669)
Proceeds from disposals of property, plant, equipments and investment	167,704	62,545	167,704	62,545
Additions to intangible	(162,179)	(212,541)	(167,601)	(228,734)
Business combination, net of cash	-		-	(158,348)
Capital increase in affiliates	(768)	(92,885)	(768)	(92,885)
Capital increase in subsidiaries	-	(477,522)	183,672	-
Net cash used in investing activities	(2,059,047)	(3,267,088)	(2,113,844)	(3,258,787)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt issuance	2,153,375	2,773,833	3,836,483	3,392,613
Repayment of debt	(4,876,320)	(3,503,652)	(6,889,936)	(3,984,422)
Payment of interest	(1,463,122)	(1,320,617)	(1,679,825)	(1,518,301)
Payment of interest derivatives - fair value hedge	(699,345)	(252,662)	(699,345)	(252,662)
Capital increase through issuance of shares	5,313,241	5,275,444	5,313,241	5,275,444
Acquisition of non-controlling interests	-	-	-	(7,288)
Payment of lease liabilities	(568,004)	(468,669)	(742,455)	(649,846)
Net cash provided (used in) by financing activities	(140,175)	2,503,677	(861,837)	2,255,538

Effect of exchange rate variation on cash and cash equivalents	4,504	(63,250)	170,019	(271,026)
Net increase (decrease) in cash and cash equivalents	717,478	(649,745)	1,133,735	602,109
Balance at the beginning of the year	3,984,071	4,633,816	8,130,929	7,528,820
Balance at the end of the year	4,701,549	3,984,071	9,264,664	8,130,929

(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent Company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$(2,387,285) for the year ended December 31, 2023 (R$(3,547,202) for the year ended December 31, 2022).

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

9

Financial Statements, Individual and Consolidated | 2023 and 2022

Statements of Value Added

	Parent company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
1 - REVENUES	52,937,957	52,044,753	59,335,719	59,754,111
Sales of goods and products	52,015,894	51,372,692	58,359,983	58,890,370
Other income	240,682	(561,802)	249,773	(543,796)
Revenue related to construction of own assets	705,453	1,244,779	758,772	1,420,309
Expected credit losses	(24,072)	(10,916)	(32,809)	(12,772)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(36,621,936)	(38,811,335)	(42,868,984)	(44,733,556)
Costs of goods sold	(31,001,432)	(32,703,676)	(36,890,081)	(38,225,797)
Materials, energy, third parties services and other	(5,710,704)	(6,045,484)	(6,071,691)	(6,454,145)
Reversal for inventories losses	90,200	(62,175)	92,788	(53,614)
3 - GROSS ADDED VALUE (1-2)	16,316,021	13,233,418	16,466,735	15,020,555
4 - DEPRECIATION AND AMORTIZATION	(2,756,578)	(2,527,511)	(3,224,782)	(2,991,705)
5 - NET ADDED VALUE (3-4)	13,559,443	10,705,907	13,241,953	12,028,850

6 - VALUE ADDED RECEIVED THROUGH TRANSFER	(1,170,144)	113,883	1,199,995	1,082,538
Income from associates and joint ventures	(2,076,089)	(840,395)	(3,264)	1,076
Financial income	905,205	955,751	1,202,519	1,082,935
Others	740	(1,473)	740	(1,473)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	12,389,299	10,819,790	14,441,948	13,111,388

8 - DISTRIBUTION OF ADDED VALUE	12,389,299	10,819,790	14,441,948	13,111,388
Payroll	5,875,185	5,240,428	6,741,308	6,116,739
Salaries	4,069,305	3,768,708	4,825,321	4,438,100
Benefits	1,504,043	1,188,629	1,594,557	1,371,656
Government severance indemnity fund for employees	301,837	283,091	321,430	306,983
Taxes, Fees and Contributions	4,717,506	5,425,654	5,239,440	5,915,545
Federal	1,549,016	2,210,594	1,835,969	2,441,905
State	3,116,249	3,166,130	3,342,680	3,416,842
Municipal	52,241	48,930	60,791	56,798
Capital Remuneration from Third Parties	3,825,167	3,269,163	4,330,052	4,169,782
Interests, including exchange variation	3,665,171	3,050,396	4,080,237	3,844,951
Rents	159,996	218,767	249,815	324,831
Interest on Own-Capital	(2,028,559)	(3,115,455)	(1,868,852)	(3,090,678)
Loss for the period from continuing operations	(2,028,559)	(3,115,455)	(2,028,559)	(3,115,455)
Non-controlling interest	-	-	159,707	24,777

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

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4Q23 RESULTS

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1.	Company’s Operations

BRF S.A. (“BRF”), and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at 475 Jorge Tzachel Street, Fazenda District, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

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1.1.	Equity interest
				% equity interest
Entity		Main activity	Country (1)	12.31.23	12.31.22	Equity interest
BRF GmbH		Holding	Austria	100.00	100.00	Direct
BRF Arabia Holding Company	(h)	Holding	Saudi Arabia	70.00	-	Indirect
BRF Foods UK Ltd.	(i)	Administrative and marketing services	England	100.00	-	Direct
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00	Indirect
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00	Indirect
TBQ Foods GmbH		Holding	Austria	60.00	60.00	Indirect
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71	Indirect
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00	Indirect
Nutrinvestments BV	(a)	Holding	The Netherlands	100.00	100.00	Indirect
Banvit ME FZE	(d)	Marketing and logistics services	UAE	-	100.00	Indirect
BRF Foods LLC	(k)	Import, industrialization and commercialization of products	Russia	100.00	100.00	Indirect
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	100.00	100.00	Indirect
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00	Indirect
BRF Global GmbH		Holding and trading	Austria	100.00	100.00	Indirect
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00	Indirect
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00	Indirect
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00	Indirect
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00	Indirect
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00	Indirect
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	100.00	100.00	Indirect
Buenos Aires Fortune S.A.	(a)	Holding	Argentina	100.00	100.00	Indirect
Eclipse Latam Holdings		Holding	Spain	100.00	100.00	Indirect
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00	Indirect
ProudFood Lda.		Import and commercialization of products	Angola	100.00	100.00	Indirect
Sadia Chile S.A.		Import, export and commercialization of products	Chile	100.00	100.00	Indirect
Wellax Food Logistics C.P.A.S.U. Lda.	(g)	Import, commercialization of products and administrative services	Portugal	-	100.00	Indirect
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00	Indirect
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE	100.00	100.00	Indirect
Badi Ltd.		Holding	UAE	100.00	100.00	Indirect
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00	Indirect
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00	Indirect
BRF Kuwait Food Management Company WLL	(b)	Import, commercialization and distribution of products	Kuwait	49.00	49.00	Indirect
One Foods Malaysia SDN. BHD.	(j)	Marketing and logistics services	Malaysia	-	100.00	Indiretc
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE	49.00	49.00	Indirect
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00	Indirect
Establecimiento Levino Zaccardi y Cia. S.A.	(f)	Industrialization and commercialization of dairy products	Argentina	-	100.00	Indirect
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00	Direct
BRF Pet S.A.	(e)	Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00	Direct
Hercosul Alimentos Ltda.	(e)	Manufacturing and sale of animal feed	Brazil	100.00	100.00	Indirect
Hercosul Distribuição Ltda.	(e)	Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00	Indirect
Hercosul International S.R.L.	(e)	Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	100.00	100.00	Indirect
Hercosul Soluções em Transportes Ltda.	(e)	Road freight	Brazil	100.00	100.00	Indirect
Mogiana Alimentos S.A.	(e)	Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00	Indirect
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	50.00	Affiliate
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33	Affiliate
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	100.00	100.00	Indirect
Sadia Alimentos S.A.	(l)	Holding	Argentina	100.00	100.00	Direta
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00	Direct
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00	Direct
BRF Investimentos Ltda.		Holding, management of companies and assets	Brazil	100.00	100.00	Indirect

(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliate with subsidiary of AES Brasil Energia S.A. in which the economic participation is 24% (note 12).
(d)	On March 21, 2023, the subsidiary Banvit ME FZE was dissolved.
(e)	The competitive process for the possible sale of these companies, which began on February 28, 2023, was closed on November 13, 2023, with the option of keeping these entities in operation and, therefore, no impact was recorded.

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Financial Statements, Individual and Consolidated | 2023 and 2022

(f)	On July 7, 2023, the subsidiary Establecimiento Levino Zaccardi y Cia. S.A. was dissolved.
(g)	On July 21, 2023, the subsidiary Wellax Food Logistics C.P.A.S.U. Lda. was dissolved.
(h)	On December 11, 2023 the company BRF Arabia Holding Company was incorporated, located in Saudi Arabia.
(i)	On October 5, 2023 the company BRF UK Foods Ltd. was incorporated, located in England.
(j)	On December 27, 2023 the subsidiary One Foods Malaysia SDN BHD was dissolved.
(k)	On January 15, 2024 the subsidiary BRF Foods LLC was dissolved.
(l)	On December 31, 2023, BRF S.A. began to hold the entire share capital of the subsidiary Sadia Alimentos S.A.

1.2.	Leniency agreement

On December 28, 2022, BRF has entered into a Leniency Agreement with the Brazilian authorities – Controladoria Geral da União (“CGU”) and the Advocacia Geral da União (“AGU”) (as note 1.3 of financial statements of the year ended on December 31, 2022), in which it assumed the commitment to pay the amount of R$583,977. That amount, updated according to the agreement, was settled on June 30, 2023, as follows: (i) 70% with tax losses in the amount of R$435,128 (Note 10.1); (ii) 30% with PIS and COFINS and IRPJ tax credits in the amount of R$186,483 (Note 9.4).

Additionally, the Company assumed the following qualitative commitments: a) to remediate the identified practices and to adopt preventive measures to prevent that such practices could happen again and b) to continuously improve its integrity program with the support and monitoring of the CGU.

During the year ended on December 31, 2023, all aforementioned commitments were fulfilled and the Company continues to maintain its public commitment to pursue the process of continuous improvement of its corporate governance and compliance practices.

2.	Basis of Preparation and Presentation of Financial Statements

The Parent Company’s and Consolidated financial statements were prepared in accordance with i) the accounting practices adopted in Brazil, which include those included in Brazilian corporate legislation and the pronouncements, guidelines and technical interpretations issued by the Accounting Pronouncements Committee - ("CPC”) and approved by the Board Federal Accounting – (“CFC”) and the Securities and Exchange Commission – (“CVM”) and ii) international financial reporting standards (“IFRS”), issued by International Accounting Standards Board (“IASB”). All the relevant information applicable to the financial statements, and only them, are being evidenced and correspond to those used by administration in its management.

The Parent Company’s and Consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of the Parent Company’s and Consolidated financial statements require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

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Financial Statements, Individual and Consolidated | 2023 and 2022

The Parent Company’s and Consolidated financial statements were prepared based on the recoverable historical cost, except of items held at fair value as described in Note 3.2.

The Company prepared Parent Company’s and Consolidated financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	Material Accounting Policies
3.1.	Consolidation

The Consolidated financial statements include BRF and the subsidiaries (note 1.1) of which BRF has direct or indirect control, obtained when the Company is exposed to or has right to variable returns and has the power to influence such subsidiaries.

The financial information of the subsidiaries was prepared using the same accounting policies of the Parent Company.

All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from these transactions, net of taxes. Non-controlling interests are presented separately.

Except for the associates PR-SAD Administração de bem próprio S.A. and Potengi Holdings S.A., in which the Company recognizes the investments by the equity method, all other entities presented in the table above were consolidated.

3.2.	Accounting judgments, estimates and assumptions

The Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

Main judgments:

»   determination of the moment when control is transferred for revenue recognition (note 25);

»   determination or change of the probability of exercise of a renewal option or anticipated termination of the lease agreements (note 17).

Main estimates:

»   determination of fair value of financial instruments due to significant unobservable inputs (note 23);

»   determination of recoverable amount non-financial assets. Main assumptions: discount and growth rates (note 14);

»   determination of loss rate in the measurement of expected credit losses (notes 3.18 and 6);

»   determination of fair value of biological assets due to significant unobservable inputs (note 8);

»   reduction factor on technical useful lives such as deterioration, obsolescence and influence of external factors when determining the useful lives of property, plant, equipment and intangible assets with definite useful life (note 13 and 14);

»   actuarial assumptions on measurement of employee benefits liabilities (note 19);

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Financial Statements, Individual and Consolidated | 2023 and 2022

»   assessment of the loss probability and liability measurement on provision for tax, civil and labor risks (note 20).

The Company reviews the estimates and underlying assumptions used in its accounting estimates in each reporting period. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

3.3.	Functional currency and foreign currency

The financial statements of each subsidiary included in consolidation are prepared using the currency of the main economic environment where it operates.

The financial statements of foreign subsidiaries with functional currency different from Reais are translated into Brazilian Reais, under the following criteria:

»	assets and liabilities are translated at the closing exchange rate;
»	income and expenses are translated at the monthly average rate;
»	the cumulative effects of gains or losses upon translation are recognized in Other Comprehensive Income, within equity.

Goodwill arising from business combinations with foreign entities is expressed in the functional currency of that entity and translated by the closing exchange rate for the reporting currency of the acquirer, with the exchange variation effects recognized in Other Comprehensive Income.

The transactions in foreign currency follow the criteria below:

»	non-monetary assets and liabilities, as well as incomes and expenses, are translated at the historical rate of the transaction;
»	monetary assets and liabilities are translated at the closing exchange rate;
»	the cumulative effects of gains or losses upon translation of monetary assets and liabilities are recognized in the statements of income (loss).
3.4.	Hyperinflationary economies

The Company has subsidiaries in Turkey and in Argentina, which are considered a hyperinflationary economy, and are subject to the requirements of CPC 42 / IAS 29 – Hyperinflationary Economies. For these subsidiaries the accounting policies below are adopted:

Non-monetary items, as well as income and expenses, are adjusted by the changes in the inflation index between the initial recognition date the closing date, so that the subsidiaries' financial information is presented at current value.

When an economy become hyperinflationary the cumulative adjustments related to prior periods are recorded in accumulated profit and losses in equity, considering that the Controlling entity is not in a hyperinflationary economy.

The translation of the balances of the subsidiary in hyperinflationary economy to the reporting currency was made at the closing rate of the reporting period for both financial position and income statement balances.

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Financial Statements, Individual and Consolidated | 2023 and 2022

3.4.1.       Turkey

Levels of inflation in Turkey have been high in the recent years and exceeded 100% for the three-year cumulative inflation, according to the Turkish Statistical Institute.
The price index used for the year ended December 31, 2023 was 65% (64% for the year ended on December 31, 2022). In the Consolidated financial information for the year ended December 31, 2023, the inflation adjustment affected the Loss before financial results and income taxes in R$(306,213) (R$(188,251) for the year ended on December 31, 2022), and decreased the Financial Result in the amount of R$560,665 (R$400,673 for the year ended on December 31, 2022) and the Loss from continuing operations in the amount of R$210,603 (R$196,953 for the year ended on December 31, 2022).

3.4.2.       Argentina

The inflation rates used in 2023 and 2022 were, respectively, 160,9% and 95.49%. In the Consolidated financial information for the year ended December 31, 2023, the inflation adjustment decreased the Loss before financial results and income taxes in the amount of R$1,474 (R$(227) for the year ended December 31, 2022), the Financial Result in the amount of R$(11,961) (R$(7,343) for the year ended December 31, 2022) and the Loss from continuing operations in the amount of R$(12,089) R$(7,570) for the year ended December 31, 2022).

3.5.	Inventories

Inventories are measured at the lower of the average cost of acquisition or production of finished products and the net realizable value. The cost of finished products includes purchased raw materials, labor, production costs, transportation and storage and non-recoverable taxes, which are related to all the processes necessary for bringing the products to sales conditions. Write-down to net realizable value due to obsolescence, impaired items, slow-moving and realizable value through sale are evaluated and recorded in each reporting period, as appropriate. Normal production losses are included in the production cost for the respective month, while abnormal losses, if any, are expensed in Cost of sales without movement through inventories.

3.6.	Biological assets

The consumable and production biological assets (live animals) and forests are measured at their fair value, using the cost approach technique to live animals and the revenue approach for forests. In determining the fair value of live animals, all losses inherent to the breeding process are already considered.

3.7.	Income taxes

3.7.1.       Current

In Brazil it comprises income tax (“IRPJ“) and social contribution on profit (“CSLL“), which are calculated monthly based on taxable profit, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

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Financial Statements, Individual and Consolidated | 2023 and 2022

The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation. In Brazil, these results suffer the effects of taxation on universal basis established by the Law No. 12,973 / 14. The Company analyzes the results of each subsidiary for the application of its Income Tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

3.7.2.       Deferred

Deferred taxes represent credits and debits on unused tax losses carried forward and negative CSLL base, as well as temporary differences between the tax and accounting bases. Deferred income tax assets and liabilities are classified as non-current. When the Company’s internal studies indicate that the future use of these credits over a 10-year horizon is not probable, the asset is derecognized (note 10.1).

Deferred tax assets and liabilities are presented net if there is enforceable legal right to be offset, and if they are under the responsibility of the same tax authority and under the same taxable entity.

Deferred tax assets and liabilities must be measured at the rates applicable in the period in which the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted by the end of the reporting period.

In compliance with the interpretation ICPC 22 / IFRIC 23, the Company analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Company. Regarding the known uncertain tax positions, the Company reviewed the corresponding legal opinions and jurisprudence and did not identify impacts to be recorded, since it concluded that the tax authorities are not likely to reject the positions adopted.

The Company periodically evaluates the positions assumed in which there are uncertainties about the adopted tax treatment and will set up a provision when applicable.

3.8.	Assets held for sale and discontinued operations

Assets held for sale are measured at the lower of the book value and the fair value less selling costs and are not depreciated or amortized. Such items are only classified under this item when its sale is highly probable and they are available for immediate sale in their current conditions.

Losses due to impairment are recorded under Other operating expenses.

The statement of income and cash flows are classified as discontinued operations and presented separately from continued operations of the Company when the operation represents a separate major line of business or geographical area of operations.

The prior periods of the statement of income (loss) and of the statement of cash flows are restated for comparative purposes. The statement of financial position remains as disclosed in prior periods.

3.9.	Investments

Investments classified in this group are: i) in associated companies, that are entities over which the Company has significant influence, which is the power to participate in decisions on the investee’s financial and operational policies, but without individual or joint control of these policies; and ii) in joint ventures, in which the control of the business is shared through contractual agreement and decisions about the relevant activities require the unanimous consent of the parties.

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Financial Statements, Individual and Consolidated | 2023 and 2022

Investments are initially recognized at cost and subsequently adjusted using the equity method.

3.10.	Property, plant and equipment

Property, plant and equipment are measured by the cost of acquisition, formation, construction or dismantling, less accumulated depreciation. Loans and borrowings costs are recorded as part of the costs of property, plant and equipment in progress, considering the weighted average rate of loans and borrowings effective on the capitalization date (note 13). Subsequent costs are capitalized only when it is probable that future economic benefits associated with the expenses will be earned by the Company.

Depreciation is recognized based on the estimated economic useful life of each asset using the straight-line method. The estimated useful life, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually performs an impairment analysis for its cash-generating units, which include the balances of property, plant and equipment (note 13).

Gains and losses on disposal of property, plant and equipment are determined by comparing the sale value with the residual book value and are recognized in the statement of income on the date of sale under Other operating income (expense).

3.11.	Intangible

Acquired intangible assets are measured at cost at initial recognition, while those arising from a business combination are recognized at fair value on the acquisition date. After initial recognition, are presented at cost less accumulated amortization and impairment losses, when applicable. Internally generated intangible assets, excluding development costs, are not capitalized and the expense is recognized in the income statement when incurred.

Intangible assets with definite useful lives are amortized on a straight-line basis over their economic useful lives (note 14.1). The amortization period and method for an intangible asset with definite life are reviewed at least at the end of each year, and any changes observed are applied prospectively. The amortization of intangible assets with finite lives is recognized in the income statement in the expense category related to their use.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, being allocated to the cash-generating units (note 14.1). The Company records in this subgroup mainly goodwill and brands, which are expected to contribute indefinitely to its cash flows.

3.12.	Contingent assets

Contingent assets are possible assets to which existence needs to be confirmed by the occurrence or not of one or more uncertain future events. The Company does not record contingent assets, however when the inflow of economic benefits is more likely than not to occur, the contingent assets are disclosed.

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Financial Statements, Individual and Consolidated | 2023 and 2022

3.13.	Leasing

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

»	the contract involves the use of an identified asset, which may be explicit or implicit, and may be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;
»	the Company has the right to obtain substantially all the economic benefits from using the asset throughout the period of use; and
»	the Company has the right to direct the use of the asset throughout the period of use, which occurs in either of the following situations:
o	the Company has the right to direct how and for what purpose the asset is used, or
o	the conditions are predetermined so as the Company has the right to operate the asset or has designed the asset in a way that predetermined how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability, which represents the obligation to make payments related to the underlying asset of the lease.

The right-of-use asset is initially measured at cost and comprises: the initial measurement of the lease liability adjusted for any payment made at or before the commencement date, less any incentive received; any initial direct costs incurred; and an estimate of costs in dismantling and removing the asset, restoring the site on which it is located or restoring the asset to the condition required by the terms of the lease. Renewal or early termination options are analyzed individually considering the type of asset involved as well as its relevance in the Company’s production process.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date until the end of the useful life of the right-of-use asset or until the end of the period of the lease. The estimated useful life of the right-of-use asset is determined on the same methodology used for the assets owned by the Company (note 3.10). Additionally, the right-of-use asset is adjusted by the subsequent measurement of the lease liability and when applicable, an impairment is recognized.

The lease liability is initially measured at the present value of the future lease payments using the incremental borrowing rate, and subsequently, measured at amortized cost using the effective interest method, which are recorded against Financial income (expenses), net.

The liability is remeasured when there is a change in (i) future payments resulting from a change in index or rate, (ii) the amount expected to be payable under a residual value guarantee, or (iii) the assessment of whether the Company will exercise the purchase, renewal or termination option.

When the lease liability is remeasured, the corresponding adjustment is recorded in the book value of the right-of-use asset, or in the statement of income if the book value of the right-of-use asset has been reduced to zero.

The Company does not apply lease accounting model to leases with a term of 12 months or less and that do not contain a purchase option; and leases for which the underlying asset is of low value. For these exemptions, the lease payments are recognized as an expense on a straight-line basis over the lease term.

Additionally, contracts with indefinite term and no fixed payments are expensed as incurred.

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Financial Statements, Individual and Consolidated | 2023 and 2022

3.14.	Employee benefits

The Company sponsors supplementary defined benefit and defined contribution pension plans, as well as other post-employment benefits for which an actuarial appraisal is annually prepared by an independent actuary and is reviewed by Management. The cost of defined benefits is established separately for each plan using the projected unit credit method.

The measurements comprise the actuarial gains and losses, the effect of the limit on contributions and returns on the plan assets and are recognized in the financial position against Other Comprehensive Income when incurred, except Award for Length of Service, which its recognition occurs against statement of income. These measurements are not reclassified to statement of income in subsequent periods.

The Company recognizes the net defined benefit asset when:

»	controls the resource and has the ability to use the surplus to generate future benefits;
»	the control is the result of past events;
»	future economic benefits are available for the Company in the form of a reduction in future contributions or cash refunds, either directly to the sponsor or indirectly to another loss-making fund. The effect of the asset limit (irrecoverable surplus) is the present value of these future benefits.

Past service costs are recognized in income for the year on the following dates, whichever comes first:

»	date of changing the plan or significantly reducing the expected length of service;
»	date in which the Company recognizes the costs related to restructuring.

The cost of services and net interest on the value of the defined benefit liability or asset are recognized in the expense categories related to the function the beneficiary performs and to the financial result, respectively.

3.15.	Share based payments

The Company offers to its executives restricted stock plans of its own issuance. The Company recognizes as expense the fair value of the shares, measured at the grant date, on a straight-line basis during the period of service required by the plan, with a corresponding entry: i) to the shareholders’ equity for plans exercisable in shares; and ii) to liabilities for cash exercisable plans. When the conditions associated to the right to restricted stocks are no longer met, the expense recognized is reversed, so that the accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered.

The expense of the plans is recognized in the statement of income (loss) in accordance with the function performed by the beneficiary.

3.16.	Employee and management profit sharing

Employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas directors are entitled to profit sharing based on the provisions of the bylaws, proposed by the Board of Directors and approved by the shareholders. The profit-sharing amount expected to be paid is recognized by function in the statement of income (loss), according to the probability of the target´s achievement.

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Financial Statements, Individual and Consolidated | 2023 and 2022

3.17.	Provision for tax, civil and labor risks and contingent liabilities

The provisions are recognized when the Company has: i) a present obligation, formalized or not, as a result of a past event, ii) the outflow of resources to settle the obligation is likely to occur and iii) a reliable estimate can be made.

The Company is involved in several legal and administrative procedures, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidences, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of outside lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions. Furthermore, provisions are monetarily adjusted against Financial income (expenses), net.

In cases where there are a large number of lawsuits and the amounts are not individually relevant, the Company use historical studies to determine the probability and amounts of losses.

Contingent liabilities from business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably. The initial measurement is done by the fair value and subsequent measurements by the higher value between: the fair value on its acquisition date; and the amount by which the provision would be recognized.

3.18.	Financial instruments

Financial instruments are contracts that give rise to a financial asset for one entity and a financial liability or equity instrument for another. Their presentation in the statement of financial position and explanatory notes takes place according to the characteristics of each contract.

3.18.1.   Financial assets

Financial assets are recognized when the entity becomes party to the contractual provisions of the instrument and classified based on the characteristics of its cash flows and on the management model for the asset. The table below shows financial assets are classified and measured:

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Financial Statements, Individual and Consolidated | 2023 and 2022

Category	Initial Measurement	Subsequent Measurement
Amortized cost	Accounts receivable from clients and other receivables: billed amount adjusted to present value and, when applicable, reduced by expected credit losses

	For other assets: fair value less costs directly attributable to its issuance, reduced by expected credit losses	Interest, changes in amortized cost and expected credit losses recognized in the income statement.
Fair value through profit and loss (“FVTPL”)	Fair value	Variation on the fair value recognized in the income statement.
Fair value through other comprehensive Income (“FVTOCI”).	Fair value less costs directly attributable to its issuance.	Changes in fair value recognized in other comprehensive income. Upon settlement or transfer, accumulated gains or losses are directly reclassified to Retained earnings or accumulated losses.

The Company evaluates expected credit losses in each reporting period for instruments measured at amortized cost and for debt instruments measured at Fair value through Other comprehensive income. Losses and reversals of losses are recorded in the income statement.

The interests of financial assets are recorded on Financial income (expenses), net.

A financial asset is only derecognized when contractual rights expire or are effectively transferred.

Cash and cash equivalents: comprise the balances of cash, banks and securities of immediate liquidity whose maturities, at the time of acquisition, are equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change in value. Securities classified in this group, by their very nature, are measured at fair value through profit or loss.

Expected credit losses in accounts receivable from customers and other receivables: the Company regularly assesses the historical losses on the customer portfolios it has in each region, taking in consideration the dynamics of the markets in which it operates and instruments it has for reducing credit risks, such as: letters of credit, insurance and collateral, as well as identifying specific customers whose risks are significantly different than the portfolio, which are treated according to individual expectations.

Based on these assessments, estimated loss factors are generated by portfolio and aging class, which, applied to the amounts of accounts receivable, generate the expected credit losses. Additionally, the Company evaluates macroeconomic factors that may influence these losses and, if necessary, adjusts the calculation model.

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Financial Statements, Individual and Consolidated | 2023 and 2022

Securities receivable with legal proceedings in place are reclassified to noncurrent as well as the related estimated credit losses. The securities are written off against the estimated loss when the Management considers that they are no longer recoverable after taking all appropriate actions to collect them.

Restricted cash: the Company has restricted cash arising from business combinations to guarantee certain indemnity events. The classification of cash between current and non-current assets takes place in accordance with the contractual rules for releasing the amounts to each party (note 23.6).

3.18.2.   Financial liabilities

Financial liabilities are recognized when the entity becomes party to the contractual provisions of the instrument. The initial measurement is at fair value and subsequently at amortized cost using the effective interest rate method. The interests of financial liabilities are recorded on Financial income (expenses), net.

A financial liability is only derecognized when the contractual obligation expires, is settled or canceled.

3.18.3.   Adjustment to present value

The Company measures the adjustment to present value on short and long-term balances of accounts receivable, suppliers and other obligations, being recognized as a deduction in the asset accounts against Financial income (expenses), net. The rate used by the Company represents the average of Interbank Certificates of Deposit plus a spread representing the Company’s average credit rating. On December 31, 2023 this rate corresponds to 13.13% per year on December 31, 2022 (15.72% p.a. on December 31, 2022).

3.18.4.   Hedge accounting

Cash flow hedge: the effective portion of the gain or loss on the hedge instrument is recognized under Other Comprehensive Income and the ineffective portion in the Financial result. Accumulated gains and losses are reclassified to the Income statement or statement of financial position when the hedge object is recognized, adjusting the item in which the hedge object was accounted for.

When the instrument is designated in a cash flow hedge relationship, changes in the fair value of the future element of the forward contracts and the time value of the options are recognized under Other Comprehensive Income. When the instrument is settled, these hedge costs are reclassified to the income statement together with the intrinsic value of the instruments.

A hedging relationship is discontinued prospectively when it no longer meets the criteria for qualifying as hedge accounting. Upon discontinuation of a cash flow hedge relationship in which the hedged future cash flows are still expected to occur, the accumulated amount remains under Other Comprehensive Income until the flows occur and are reclassified to income.

Fair value hedge: the effective portion of the hedge instrument’s gain or loss is recognized in the Income Statement or statement of financial position, adjusting the item under which the hedge object is or will be recognized. The hedge object, when designated in this relationship, is also measured at fair value.

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Financial Statements, Individual and Consolidated | 2023 and 2022

Net investment hedge: the effective result of the exchange variation of the instrument is recorded under Other Comprehensive Income, in the same item in which the accumulated translation adjustments of the investments (hedge objects) are recognized. Only when the hedged investments are sold, the accumulated amount is reclassified to the income statement, adjusting the gain or loss on the sale.

3.19.	Segment information

An operating segment is a component of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s management reviews the financial information for decision making. The Company’s management identified the operating segments, which meet the quantitative and qualitative parameters of disclosure, pursuant its current management model (note 24).

3.20.	Revenue from contracts with customers

Sales revenue comes from the sale and distribution production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

Sales revenues are recognized and measured observing the following steps: (i) identification of the contracts with customers, formalized through sales orders; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) revenue recognition as it satisfies the performance obligations.

Revenues are recognized by the amount that reflects the Company’s expectation to receive for the sale of products, net of applicable taxes, returns, rebates and discounts.

The sales process begins with sales orders. The discounts and rebates may be negotiated on a spot basis or may have its conditions formally defined in the agreements, generally signed with large retail and wholesale chains. In all cases, the performance obligation is satisfied when the control of the goods is transferred to the client, which will depend on the type of freight contracted by the customer.

The Company has sales with immediate and deferred payments. The deferred payments are adjusted to present value to recognize the financial component (note 3.18.3).

3.21.	Government grants

Government grants are recognized at fair value when there is reasonable assurance that the conditions established will be met and the benefit will be received.

3.22.	Statement of value added

The Company prepared the individual and Consolidated statements of added value (“DVA”) under the technical pronouncement CPC 09 – Statement of Value Added, which are presented as part of the financial statements in accordance with practices adopted in Brazil. For IFRS, they do not require the presentation of these statements, and therefore it represents supplemental financial information, without prejudice to the set of financial statements.

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Financial Statements, Individual and Consolidated | 2023 and 2022

3.23.	Earnings (loss) per share

The basic earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares, by the weighted average quantity of ordinary shares outstanding during the year.

The diluted earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares by the weighted average quantity of ordinary shares outstanding during the year summed to the weighted average quantity of ordinary shares that would be available on the conversion of all potential dilutive ordinary shares (restricted shares within the share-based payment plans).

3.24.	Standards issued but not yet effective

The following amendments to standards have been issued by IASB but are not effective for the 2023 year:

•	Amendment to IAS 1- Classification of Liabilities as Current or Non-Current – implementation in 2024;
•	Amendment to IAS 7 and IFRS 7 - Suppliers financing agreements – implementation in 2024;
•	Amendment to IFRS 16: Leasing liabilities in a Sale and Leaseback – implementation in 2024;
•	Amendment to IAS 21 CPC 02 (R3) - The Effects of Changes in Foreign Exchange Rates and Conversion of Financial Statements – implementation in 2025.

Are not expected to have a significant impact on the Company’s financial statements.

•	IFRS S1 General Requirements for Disclosure of Sustainability and IFS S2 Climate-related disclosures:

In June 2023, the International Sustainability Standard Board (“ISSB”) issued the standards IFRS S1 – General Requirements for Disclosure of Sustainability – related Financial Information and IFRS S2 – Climate-related Disclosures, which provide new disclosure requirements on, respectively, risks and opportunities related to sustainability and specific climate-related disclosures.

The Brazilian Securities Commission (“CVM”) approved the resolution that establishes the voluntary option of disclosing financial information reports related to sustainability, for listed companies, investment funds and securitization companies, from years beginning on or after January 1st, 2024.

The Company is evaluating the potential impacts arising from these standards, the adoption of which is required for years beginning on or after January 1st, 2026.

4.	Cash and cash equivalents

54

Financial Statements, Individual and Consolidated | 2023 and 2022

	Average rate (1)	Parent company		Consolidated
		12.31.23	12.31.22	12.31.23	12.31.22
Cash and bank accounts
Brazilian reais	-	145,200	139,928	160,310	154,399
Saudi riyal	-	-	-	307,151	307,440
U.S. dollar	-	99,828	539	768,868	946,999
Euro	-	1,392	141	24,506	93,321
Turkish lira	-	-	-	93,641	83,339
Other currencies	-	124	116	252,781	279,579
		246,544	140,724	1,607,257	1,865,077
Cash equivalents
In Brazilian reais
Investment funds	11.65%	4,676	3,492	4,676	3,492
Bank deposit certificates	11.89%	4,438,970	3,675,037	4,876,861	3,754,202
		4,443,646	3,678,529	4,881,537	3,757,694
In U.S. Dollar
Term deposit	5.82%	-	154,025	2,069,531	2,469,028
Overnight	1.74%	11,359	10,793	17,570	12,720
Other currencies
Term deposit (Saudi riyal)	6.15%	-	-	612,110	-
Term deposit (2)		-	-	76,659	26,410
		11,359	164,818	2,775,870	2,508,158
		4,701,549	3,984,071	9,264,664	8,130,929
(1)	Weighted average annual rate.
(2)	Amounts are substantially denominated in Turkish Lira (TRY) at a weighted average annual rate of 43.00% (14.79% on December 31, 2022).
5.	Marketable securities
			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		12.31.23	12.31.22	12.31.23	12.31.22
Fair value through other comprehensive income
Equity securities (3)	-	USD	-	-	-	12,103	11,752
Fair value through profit and loss
Financial treasury bills	0.79	R$	13.05%	412,107	364,543	412,107	364,543
Investment funds - FIDC BRF and FIDC II	1.09	R$	-	16,490	15,505	16,490	15,505
Repurchase agreement	0.05	R$	10.49%	-	-	35,751	53,809
Other	0.08	R$ / ARS	-	-	-	20	21
				428,597	380,048	464,368	433,878
Amortized cost
Sovereign bonds and other (4)	2.48	AOA		-	-	291,402	379,145
				428,597	380,048	767,873	824,775
Current				412,107	364,543	447,878	418,373
Non-current (5)				16,490	15,505	319,995	406,402

(1)	Weighted average maturity in years.

55

Financial Statements, Individual and Consolidated | 2023 and 2022

(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$16,466 (R$15,231 on December 31, 2022). Amounts are substantially denominated in Angolan kwanza (AOA) and correspond to Time Deposit and Bond at a weighted average annual rate of 11.75% and 16.50% respectively. They also include marketable securities indexed to the U.S. Dollar at a weighted average annual rate of 6.34% and Bonds in U.S. Dollar at a weighted average annual rate of 5.90%.
(5)	Maturity until March of 2026.

On December 31, 2023, the amount of R$9,179 (R$92,857 on December 31, 2022) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

6.	Trade accounts and notes receivable
	Parent company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Trade accounts receivable
Domestic market
Third parties	1,729,067	1,357,535	1,860,089	1,473,921
Related parties	24,339	42,162	8,419	11,566
Foreign market
Third parties	764,750	556,882	3,496,442	3,315,772
Related parties	3,713,478	4,651,972	27,781	20,789
	6,231,634	6,608,551	5,392,731	4,822,048
( - ) Adjustment to present value	(22,692)	(22,866)	(29,284)	(24,818)
( - ) Expected credit losses	(547,078)	(558,328)	(591,479)	(604,167)
	5,661,864	6,027,357	4,771,968	4,193,063
Current	5,655,967	6,022,298	4,766,071	4,187,756
Non-current	5,897	5,059	5,897	5,307

Notes receivable	83,863	54,472	83,863	54,472
( - ) Adjustment to present value	(2,223)	(386)	(2,223)	(386)
( - ) Expected credit losses	(15,379)	(15,643)	(15,379)	(15,643)
	66,261	38,443	66,261	38,443
Current	64,731	27,351	64,731	27,351
Non-current (1)	1,530	11,092	1,530	11,092
(1)	Weighted average maturity of 1.31 year.

The Company has insurance for trade accounts receivable from exports in the amount of R$1,003,891 (R$1,004,530 on December 31, 2022).

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund, which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil.

The first structuring occurred on December 18, 2018 and lasted five years, with final amortization in December 2023 (“FIDC BRF”).

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Financial Statements, Individual and Consolidated | 2023 and 2022

On December 6, 2023, the Company structured a new fund (“FIDC BRF II”) to replace and continue the operations carried out by FIDC BRF.

On December 31, 2023, FIDC BRF II had an outstanding balance of R$1,072,964 (R$947,488 on December 31, 2022, referring to FIDC BRF) related to such credit rights, which were written-off of the Company’s statement of financial position when the credits were sold.

On December 31, 2023, other receivables are mainly represented by receivables from the sale of farms and various properties not linked to production.

The movements of the expected credit losses are presented below:

Parent company			Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	(558,328)	(588,946)	(604,167)	(638,583)
(Additions) reversals	(24,072)	(10,916)	(32,809)	(12,772)
Write-offs	4,790	10,236	8,539	10,744
Exchange rate variation	30,532	31,298	36,958	36,444
Ending balance	(547,078)	(558,328)	(591,479)	(604,167)

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Not overdue	5,532,133	6,027,068	4,515,445	4,045,146
Overdue
01 to 60 days	115,871	11,774	225,135	125,082
61 to 90 days	39,584	2,364	46,347	7,629
91 to 120 days	4,558	1,291	15,248	17,084
121 to 180 days	5,803	6,976	11,101	18,536
181 to 360 days	12,665	7,678	22,116	17,902
More than 360 days	521,020	551,400	557,339	590,669
( - ) Adjustment to present value	(22,692)	(22,866)	(29,284)	(24,818)
( - ) Expected credit losses	(547,078)	(558,328)	(591,479)	(604,167)
	5,661,864	6,027,357	4,771,968	4,193,063
7.	Inventories

57

Financial Statements, Individual and Consolidated | 2023 and 2022

	Parent company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Finished goods	1,988,163	2,753,055	3,564,379	4,885,465
Work in progress	340,780	396,083	378,788	435,018
Raw materials	1,521,744	1,863,819	1,675,323	2,086,963
Packaging materials	112,232	130,797	150,444	181,193
Secondary materials	503,613	658,953	546,213	705,692
Supplies	150,298	164,963	216,998	230,092
Imports in transit	150,514	229,886	150,947	230,133
Other	75,679	111,242	75,646	111,648
(-) Adjustment to present value (1)	(125,483)	(201,757)	(129,848)	(205,313)
	4,717,540	6,107,041	6,628,890	8,660,891
(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and is carried out for cost according to inventories turnover.

The movements of estimated losses for realizable value of inventories accrual, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

	Parent company
	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	(62,269)	(19,103)	(64,584)	(45,084)	(5,299)	(5,790)	(132,152)	(69,977)
Additions	(346,314)	(312,133)	(92,436)	(157,174)	(5,339)	(6,326)	(444,089)	(475,633)
Reversals	385,268	268,967	-	-	-	-	385,268	268,967
Write-offs	-	-	143,758	137,674	5,263	6,817	149,021	144,491
Ending balance	(23,315)	(62,269)	(13,262)	(64,584)	(5,375)	(5,299)	(41,952)	(132,152)

	Consolidated
	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	(66,671)	(31,026)	(73,694)	(54,015)	(9,944)	(11,654)	(150,309)	(96,695)
Additions	(461,373)	(343,739)	(113,370)	(193,040)	(8,871)	(9,258)	(583,614)	(546,037)
Reversals	504,860	304,977	-	-	-	-	504,860	304,977
Write-offs	-	-	164,245	173,648	10,603	11,075	174,848	184,723
Monetary correction by Hyperinflation	-	(22)	(208)	(311)	(7)	(170)	(215)	(503)
Exchange rate variation	(3,124)	3,139	46	24	(13)	63	(3,091)	3,226
Ending balance	(26,308)	(66,671)	(22,981)	(73,694)	(8,232)	(9,944)	(57,521)	(150,309)
8.	Biological assets

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

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Financial Statements, Individual and Consolidated | 2023 and 2022

	Parent company
	Current		Non-current
	Live animals
	Total		Live animals		Forests		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	3,003,258	2,786,692	1,211,187	1,046,076	347,162	320,937	1,558,349	1,367,013
Additions/Transfer	25,171,685	26,279,035	667,348	626,041	72,576	60,489	739,924	686,530
Changes in fair value (1)	2,641,423	2,980,992	(361,462)	(221,115)	187,736	33,840	(173,726)	(187,275)
Harvest	-	-	-	-	(48,410)	(67,546)	(48,410)	(67,546)
Write-off	-	-	-	-	(15,966)	(558)	(15,966)	(558)
Transfer between current and non-current	271,788	239,815	(271,788)	(239,815)	-	-	(271,788)	(239,815)
Transfer to inventories	(28,507,771)	(29,283,276)	-	-	-	-	-	-
Ending balance	2,580,383	3,003,258	1,245,285	1,211,187	543,098	347,162	1,788,383	1,558,349

	Consolidated
	Current		Non-current
	Live animals
	Total		Live animals		Forests		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	3,151,551	2,899,921	1,301,971	1,093,545	347,162	320,937	1,649,133	1,414,482
Additions/Transfer	27,098,935	28,453,575	710,121	677,234	72,576	60,489	782,697	737,723
Changes in fair value (1)	2,959,703	3,920,825	(380,608)	(221,705)	187,736	33,840	(192,872)	(187,865)
Harvest	-	-	-	-	(48,410)	(67,546)	(48,410)	(67,546)
Write-off	-	-	-	-	(15,966)	(558)	(15,966)	(558)
Transfer between current and non-current	284,002	267,021	(284,002)	(267,021)	-	-	(284,002)	(267,021)
Transfer to inventories	(30,727,668)	(32,344,487)	-	-	-	-	-	-
Exchange variation	(71,052)	(49,156)	(37,316)	(21,437)	-	-	(37,316)	(21,437)
Monetary correction by Hyperinflation	6,693	3,852	5,052	41,355	-	-	5,052	41,355
Ending balance	2,702,164	3,151,551	1,315,218	1,301,971	543,098	347,162	1,858,316	1,649,133
(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$1,293,193 in the Parent Company and R$1,390,550 in the Consolidated (R$1,136,919 in the Parent Company and R$1,214,002 in the Consolidated in the same period of the previous year).

The estimated quantities of live animals on December 31, 2023 are 177,143 thousand head of poultry and 4,866 thousand head of pork at the Parent Company (192,700 thousand head of poultry and 4,885 thousand head of pork on December 31, 2022). In the Consolidated, there are 198,729 thousand heads of poultry and 4,866 thousand heads of pork (213,491 thousand heads of poultry and 4,885 thousand heads of pork on December 31, 2022).

The Company has forests pledged as collateral for financing and tax and civil contingencies on December 31, 2023 in the amount of R$71,399 in the Parent Company and in the Consolidated (R$59,388 in the Parent Company and in the Consolidated on December 31, 2022).

8.1.	Sensitivity analysis

The fair value of animals and forests is determined using unobservable inputs; therefore it is classified in the Level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value and their impact on measurement are presented below:

The estimated fair value can change if:
Asset	Valuation methodology	Non observable significant inputs	Increase	Decrease
Forests	Income approach	Estimated price of standing wood	Increase in the price of wood	Decrease in the price of wood
		Productivity per hectare estimated	Increase in yield per hectare	Decrease in yield per hectare
		Harvest and transport cost	Decrease of harvest cost	Increase of harvest cost
		Discount rate	Descrease in discount rate	Increase in discount rate
Live animals	Cost approach	Price of the feed inputs	Increase in feed cost	Decrease in feed cost
		Storage costs	Increase in storage cost	Decrease in storage cost
		Outgrowers cost	Increase in outgrowers cost	Decrease in outgrowers cost

59

Financial Statements, Individual and Consolidated | 2023 and 2022

The prices used in the valuation are those practiced in the regions where the Company is located and were obtained through market research. The discount rate corresponds to the average cost of capital and other economic assumptions for a market participant.

The weighted average price used in the valuation of biological assets (forests) on December 31, 2023 was equivalent to R$76.22 per stere (R$54.12 per stere on December 31, 2022). The real discount rate used in the valuation of the biological asset (forests) on December 31, 2023 was 8.1% p.a. (7.89% p.a. on December 31, 2022).

9.	Recoverable taxes
	Parent company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Recoverable ICMS and VAT	1,895,852	1,937,175	2,089,543	2,219,457
Recoverable PIS and COFINS	2,451,146	2,569,574	2,461,807	2,588,574
Recoverable IPI	1,092,729	1,014,643	1,094,466	1,016,373
Recoverable INSS	485,084	366,224	485,096	366,236
Recoverable income taxes	316,992	335,034	437,103	434,392
Other recoverable taxes	89,193	106,532	90,136	107,583
(-) Impairment	(139,590)	(157,172)	(139,863)	(157,903)
	6,191,406	6,172,010	6,518,288	6,574,712

Current	1,210,028	1,016,949	1,517,548	1,402,868
Non-current	4,981,378	5,155,061	5,000,740	5,171,844
9.1.	ICMS – tax on movement of goods and services and VAT – value added taxes

As result of the activity, the Company generates recoverable ICMS balances that are offset against ICMS payables arising from sales in the domestic market or that are transferred to third parties.

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services, with expectations of achievement in the short and long term.

9.2.	PIS and COFINS – social integration plan and contribution for social security

The accumulated recoverable PIS and COFINS balances arise from taxes on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, as well as recoverable taxes on commercial and labor expenses. The realization of these balances usually occurs through the offsetting with taxes payable on sales of taxed products in the domestic market, with other federal taxes and social security contributions payable, or even, if necessary, through refund or reimbursement requests.

60

Financial Statements, Individual and Consolidated | 2023 and 2022

As of December 31, 2023, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$2,013,799 (R$2,091,340 as of December 31, 2022) including R$235,164 relating to residual credits based on enacted legislation in 2023. The monetary update of balances is recognized against Net financial income (expenses).

The amount of R$396,095 related do these credits was offset against other federal taxes for year ended on December 31, 2023 (R$384,956 for the year ended December 31, 2022), of these, R$48,612 relating to residual credits. Additionally, the amount of R$81,334 was used to settle the Leniency Agreement (note 1.2).

9.3.	IPI – industrialized product tax

The Company recognized tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the Parent Company and Consolidated on December 31, 2023 is R$1,110,006 (R$1,030,940 for the year ended December 31, 2022), of which R$1,087,749 (R$1,008,683 for the year ended December 31, 2022) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$22,257 (R$22,257 for the year ended December 31, 2022). The monetary update of balances is recognized against Net financial income (expenses).

9.4.	Income taxes

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable. Additionally, the amount of R$105,149 was used to settle the Leniency Agreement (note 1.2).

9.5.	Realization of Brazilian federal tax credits

The Company used PIS, COFINS, IPI, and other recoverable taxes to offset federal taxes payable such as INSS, Income Taxes and other in the amount of R$1,414,273 in the Parent Company and Consolidated for year ended on December 31, 2023 (R$924,027 in the Parent Company and Consolidated for the year ended December 31, 2022), preserving its liquidity and optimizing its capital structure.

61

Financial Statements, Individual and Consolidated | 2023 and 2022

10.	Deferred income taxes
10.1.	Breakdown
	Parent company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Assets
Tax losses carryforward	2,496,088	2,770,926	2,532,720	2,800,162
Negative calculation basis (social contribution)	898,592	997,533	911,779	1,008,058

Temporary differences - Assets
Provisions for tax, civil and labor risks	363,186	417,613	365,381	420,470
Expected credit losses	172,699	178,815	176,776	183,504
Impairment on tax credits	55,253	57,083	55,253	57,083
Provision for other obligations	101,048	129,821	115,216	146,652
Write-down to net realizable value of inventories	14,264	44,932	19,627	48,744
Employees' benefits plan	110,033	117,851	137,947	138,451
Lease basis difference	189,305	132,841	189,753	132,841
Other temporary differences	101,203	14,924	118,846	31,930
	4,501,671	4,862,339	4,623,298	4,967,895

Temporary differences - Liabilities
Goodwill amortization basis difference	(323,005)	(323,005)	(336,135)	(323,005)
Depreciation (useful life) basis difference	(848,246)	(926,094)	(863,896)	(947,303)
Business combination (1)	(971,832)	(987,477)	(971,832)	(1,003,955)
Monetary correction by Hyperinflation	-	-	(95,981)	(85,997)
Unrealized gains on derivatives, net	(127,036)	(75,046)	(127,036)	(73,998)
Unrealized fair value gains, net	(163,417)	(71,086)	(163,744)	(71,617)
Other temporary differences	(13,309)	(3,297)	(11,691)	(7,022)
	(2,446,845)	(2,386,005)	(2,570,315)	(2,512,897)

Total deferred taxes	2,054,826	2,476,334	2,052,983	2,454,998

Total Assets	2,054,826	2,476,334	2,113,108	2,566,461
Total Liabilities	-	-	(60,125)	(111,463)
	2,054,826	2,476,334	2,052,983	2,454,998
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The Parent Company has tax losses of Income Tax (IRPJ) and negative bases Contributions on the Net Profit (CSLL) in Brazil, which at current tax rates represent R$6,632,460 on December 31, 2023 (R$7,131,786 on December 31, 2022). Within this amount, R$3,394,679 on December 31, 2023 and (R$3,768,459 on December 31, 2022) are recognized as an asset, according to the recoverability expectation, over a ten-year horizon. The recoverability study uses financial projections made by Management for operational and financial results, which are in line with the recoverability test for cash-generating units (note 14.1).

The roll-forward of deferred income taxes, net, is set forth below:

62

Financial Statements, Individual and Consolidated | 2023 and 2022

		Parent company	Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	2,476,334	2,885,387	2,454,998	2,917,560
Deferred income taxes recognized in income	262,197	(233,898)	244,172	(208,060)
Deferred income taxes recognized in other comprehensive income	(217,297)	(175,110)	(217,297)	(175,110)
Deferred income and social contribution taxes used in the leniency agreement (1)	(435,128)	-	(435,128)	-
Deferred taxes recognized in accumulated losses - monetary correction by hyperinflation	-	-	-	(32,655)
Other	(31,280)	(45)	6,238	(46,737)
Ending balance	2,054,826	2,476,334	2,052,983	2,454,998

(1)	In June 2023, the Company used deferred taxes on tax losses in the amount of R$435,128 to settle the debt resulting from the Leniency Agreement entered into with the Federal Government (note 1.2).
10.2.	Effective income tax rate reconciliation
	Parent company		Consolidated
	31.12.23	31.12.22	31.12.23	31.12.22

Loss before taxes - continued operations	(2,267,923)	(2,902,148)	(1,984,706)	(2,805,044)
Nominal tax rate	34%	34%	34%	34%
Benefit at nominal rate	771,094	986,730	674,800	953,715
Adjustments to income taxes
Income from associates and joint ventures	(705,871)	(285,734)	(1,110)	366
Difference of tax rates on results of foreign subsidiaries	-	-	(536,428)	212,753
Difference of functional currency of foreign subsidiaries	-	-	(190,743)	(538,002)
Deferred tax assets not recognized (1)	-	(967,139)	-	(967,103)
Recognition of tax assets from previous years	61,348	(77,964)	61,348	(77,964)
Interest on taxes	139,873	83,102	140,056	83,235
Profits taxed by foreign jurisdictions	(105,681)	(30,899)	(110,655)	(31,400)
Transfer price	(101,554)	(24,995)	(101,554)	(24,995)
Tax paid on international subsidiaries	26,416	20,626	26,416	21,061
Investment grant	118,793	114,913	118,793	114,913
Other permanent differences	34,946	(31,947)	34,931	(32,213)
	239,364	(213,307)	115,854	(285,634)

Effective rate	10.6%	-7.3%	5.8%	-10.2%

Current tax	(22,833)	20,591	(128,318)	(77,574)
Deferred tax	262,197	(233,898)	244,172	(208,060)
(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the Parent Company and in the Consolidated, due to limited capacity of realization.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

11.	Judicial deposits

63

Financial Statements, Individual and Consolidated | 2023 and 2022

The rollforward of the judicial deposits is set forth below:

	Parent company
	Tax		Labor		Civil, commercial and other		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	188,431	257,244	193,350	245,136	59,970	43,251	441,751	545,631
Additions	8,660	3,408	67,303	87,648	5,679	19,358	81,642	110,414
Release in favor of the Company	(17,692)	(74,677)	(28,409)	(34,581)	(1,202)	(780)	(47,303)	(110,038)
Release in favor of the counterparty	(4,382)	(12,402)	(86,574)	(116,138)	(5,533)	(3,669)	(96,489)	(132,209)
Interest	14,438	14,858	8,754	11,285	2,657	1,810	25,849	27,953
Ending balance	189,455	188,431	154,424	193,350	61,571	59,970	405,450	441,751

	Consolidated
	Tax		Labor		Civil, commercial and other		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	191,161	259,468	194,906	246,007	64,609	44,844	450,676	550,319
Additions	8,816	3,628	68,124	88,489	5,679	24,644	82,619	116,761
Release in favor of the Company	(17,692)	(74,677)	(28,419)	(34,602)	(1,202)	(780)	(47,313)	(110,059)
Release in favor of the counterparty	(4,417)	(12,402)	(87,114)	(116,258)	(5,533)	(6,315)	(97,064)	(134,975)
Interest	14,793	15,144	8,770	11,295	3,263	2,216	26,826	28,655
Exchange rate variation	-	-	(26)	(25)	-	-	(26)	(25)
Ending balance	192,661	191,161	156,241	194,906	66,816	64,609	415,718	450,676
12.	Investments
12.1.	Composition and rollforward the investments
	Parent company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Investments	13,683,142	13,269,785	97,134	100,481
Investment in subsidiaries	13,586,008	13,169,304	-	-
Investment in affiliates	97,134	100,481	97,134	100,481
Other investments	583	583	761	583
	13,683,725	13,270,368	97,895	101,064

64

Financial Statements, Individual and Consolidated | 2023 and 2022

The rollforward of the direct investments in subsidiaries and affiliates of the Parent Company is set forth below:

	Subsidiaries												Affiliates		Affiliates
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	PSA Labor. Veter. Ltda	Hercosul International S.R.L.	Sadia Alimentos S.A.	Proud Food Lda	Sadia Uruguay S.A.	Sadia Chile S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	Potengi Holdings S.A. (1)	PR-SAD Adm. Bem próprio S.A.		Total
																12.31.23
a) Participation as of December 31, 2023
% of participation	100.00%	100.00%	0.00%	100.00%	99.99%	1.00%	100.00%	10.00%	100.00%	60.00%	0.01%	100.00%	24.00%	33.33%
Total quantity of shares and quotas	7,176,530	1,897,145	-	2,970,882,027	5,563,850	10,000	1,205,505,502	150,000	4,357,854,483	2,834,746	10,000	14,984,000	184,199,688	2,826,940
Quantity of shares and quotas held	7,176,530	1,897,145	-	2,970,882,027	5,563,849	100	1,205,505,502	15,000	4,357,854,483	1,700,848	1	14,984,000	92,090,655	942,313
													-
b) Information as of December 31, 2023
Share capital	7,177	6,523	-	1,323,088	5,564	94,080	338,054	3	497,012	16,169	334,999	1,311	-	-
Shareholders' equity	338	12,220,012	-	1,257,834	9,638	72,202	3,365	5,006	91,823	(59,339)	(1,262)	1,379	-	-
Fair value of assets and liabilities acquired	-	-	-	-	-	114	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	276	-	-	-	-	-	-	-	-
Gain (loss) on change in equity interest	-	(507,278)	-	-	-	-	-	-	-	-	-	-	-	-
Income (loss) for the year	(170)	(2,035,773)	(36)	(12,778)	971	14,369	4,445	1,405	(239)	(37,400)	(1,159)	57	-	-

c) Movements of investments
Beginning balance (12.31.22)	508	11,785,221	58	1,276,539	8,667	1,038	2,134	721	91,907	-	-	2,511	93,167	7,314		13,269,785
Result Movements
Income (loss)	(170)	(2,035,773)	39	(12,778)	971	133	(3,650)	140	(196)	(21,597)	-	57	(3,265)	-		(2,076,089)
Dividends and interests on shareholders' equity	-	-	-	-	-	-	-	-	-	-	-	(1,223)	(851)	-		(2,074)
Capital movements
Capital increase (reduction)	-	-	-	-	-	-	-	-	-	-	-	-	-	769		769
Termination of equity interest participation			(97)													(97)
Acquisition (sale) of equity interest	-	-	-	-	-	-	1,915	-	-	-	-	-	-	-		1,915
Capital transaction between subsidiaries	-	2,541,465	-	-	-	-	-	-	2,859	-	-	-	-	-		2,544,324
Goodwill movements
Exchange rate variation on goodwill	-	-	-	-	-	(23)	-	-	-	-	-	-	-	-		(23)
Other
Other comprehensive income	-	(70,899)	-	(5,927)	-	(36)	2,968	(360)	(2,747)	4,852	-	34	-	-		(72,115)
Constitution (reversal) of provision for loss	-	-	-	-	-	-	-	-	-	16,747	-	-	-	-		16,747
Ending balance (12.31.23)	338	12,220,014	-	1,257,834	9,638	1,112	3,367	501	91,823	2	-	1,379	89,051	8,083		13,683,142

(1)	Economic participation of 24%.

On December 31, 2023, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

65

Financial Statements, Individual and Consolidated | 2023 and 2022

13.	Property, plant and equipment

The rollforward of property, which include right-of-use assets balances (note 17.1), plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.22	Additions	Disposals	Transfers (2)	12.31.23
Cost
Land		562,476	10,090	(22,882)	655	550,339
Buildings, facilities and improvements		11,588,488	1,003,244	(729,981)	400,691	12,262,442
Machinery and equipment		8,778,379	235,141	(168,185)	664,852	9,510,187
Furniture and fixtures		129,479	414	(4,641)	10,214	135,466
Vehicles		246,604	131,668	(183,276)	228	195,224
Construction in progress		958,198	705,453	(17,965)	(1,189,587)	456,099
Advances to suppliers		1,426	3,125	-	(4,551)	-
		22,265,050	2,089,135	(1,126,930)	(117,498)	23,109,757

Depreciation
Land (3)	5.00%	(25,058)	(5,810)	11,390	-	(19,478)
Buildings, facilities and improvements	2.60%	(4,733,193)	(704,171)	586,808	494	(4,850,062)
Machinery and equipment	5.35%	(4,721,154)	(441,329)	129,695	70,740	(4,962,048)
Furniture and fixtures	5.13%	(60,703)	(7,177)	2,536	-	(65,344)
Vehicles	13.72%	(176,604)	(86,828)	178,537	-	(84,895)
		(9,716,712)	(1,245,315)	908,966	71,234	(9,981,827)
		12,548,338	843,820	(217,964)	(46,264)	13,127,930
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$12,081 to intangible assets and R$34,183 to assets held for sale, when the assets were reduced to their recoverable value, generating an expense of R$33,499, recorded in other operating results (note 26).

66

Financial Statements, Individual and Consolidated | 2023 and 2022

(3)	Land depreciation refers to right-of-use assets (note 17.1). The amount of R$3,061 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

67

Financial Statements, Individual and Consolidated | 2023 and 2022

	Parent company
	Average rate (1)	12.31.21	Additions	Disposals	Transfers	12.31.22
Cost
Land		554,968	10,289	(10,383)	7,602	562,476
Buildings, facilities and improvements		10,436,213	815,232	(121,850)	458,893	11,588,488
Machinery and equipment		8,109,401	11,464	(230,117)	887,631	8,778,379
Furniture and fixtures		113,358	575	(3,705)	19,251	129,479
Vehicles		203,697	46,595	(3,688)	-	246,604
Construction in progress		1,096,575	1,244,779	-	(1,383,156)	958,198
Advances to suppliers		7,523	(6,097)	-	-	1,426
		20,521,735	2,122,837	(369,743)	(9,779)	22,265,050

Depreciation
Land	20.97%	(20,305)	(6,819)	2,069	(3)	(25,058)
Buildings, facilities and improvements	11.00%	(4,188,543)	(650,224)	105,667	(93)	(4,733,193)
Machinery and equipment	6.30%	(4,420,596)	(496,506)	195,649	299	(4,721,154)
Furniture and fixtures	6.65%	(56,748)	(6,594)	2,841	(202)	(60,703)
Vehicles	27.22%	(112,332)	(66,864)	2,592	-	(176,604)
		(8,798,524)	(1,227,007)	308,818	1	(9,716,712)
		11,723,211	895,830	(60,925)	(9,778)	12,548,338
(1)	Weighted average annual rate.

68

Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Monetary correction by Hyperinflation	Transfers (2)	Exchange rate variation	12.31.23
Cost
Land		751,551	10,090	(22,900)	31,818	655	(41,111)	730,103
Buildings, facilities and improvements		12,620,828	1,032,674	(787,519)	104,826	463,943	(150,830)	13,283,922
Machinery and equipment		9,730,038	251,162	(176,072)	176,896	762,238	(246,955)	10,497,307
Furniture and fixtures		187,609	514	(5,450)	34,793	35,623	(28,383)	224,706
Vehicles		627,672	138,429	(296,680)	5,483	228	(29,834)	445,298
Construction in progress		1,095,143	758,772	(17,965)	3,947	(1,331,969)	(24,414)	483,514
Advances to suppliers		31,886	20,205	-	-	(46,064)	(2,655)	3,372
		25,044,727	2,211,846	(1,306,586)	357,763	(115,346)	(524,182)	25,668,222

Depreciation
Land (3)	5.00%	(44,434)	(10,785)	11,408	254	-	1,604	(41,953)
Buildings, facilities and improvements	2.90%	(5,130,376)	(792,198)	643,273	(49,230)	494	46,239	(5,281,798)
Machinery and equipment	5.66%	(5,121,757)	(501,143)	134,430	(71,727)	70,740	98,869	(5,390,588)
Furniture and fixtures	8.73%	(90,543)	(10,439)	3,114	(11,283)	-	11,112	(98,039)
Vehicles	14.78%	(366,733)	(183,250)	291,490	(8,382)	-	19,945	(246,930)
		(10,753,843)	(1,497,815)	1,083,715	(140,368)	71,234	177,769	(11,059,308)
		14,290,884	714,031	(222,871)	217,395	(44,112)	(346,413)	14,608,914
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$9,929 to intangible assets and R$34,183 to assets held for sale, when the assets were reduced to their recoverable value, generating an expense of R$33,499, recorded in other operating results (note 26).
(3)	Land depreciation refers to right-of-use assets (note 17.1). The amount of R$3,061 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

69

Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Monetary correction by Hyperinflation	Transfers	Exchange rate variation	12.31.22
Cost
Land		710,017	10,289	(10,715)	56,130	7,601	(21,771)	751,551
Buildings, facilities and improvements		11,294,650	922,240	(130,814)	90,634	513,309	(69,191)	12,620,828
Machinery and equipment		8,735,375	21,913	(242,875)	281,368	1,035,129	(100,872)	9,730,038
Furniture and fixtures		150,865	1,141	(5,855)	26,735	23,238	(8,515)	187,609
Vehicles		384,289	246,491	(7,080)	7,141	10,589	(13,758)	627,672
Construction in progress		1,144,725	1,420,309	(2,279)	11,632	(1,456,540)	(22,704)	1,095,143
Advances to suppliers		33,109	8,651	-	-	(135)	(9,739)	31,886
		22,453,030	2,631,034	(399,618)	473,640	133,191	(246,550)	25,044,727

Depreciation
Land	15.34%	(36,788)	(12,410)	2,401	1,090	(4)	1,277	(44,434)
Buildings, facilities and improvements	3.59%	(4,494,435)	(752,798)	114,639	8,968	(25,989)	19,239	(5,130,376)
Machinery and equipment	6.25%	(4,612,648)	(556,013)	208,582	(105,534)	(105,596)	49,452	(5,121,757)
Furniture and fixtures	6.64%	(72,820)	(9,549)	3,883	(13,210)	(2,913)	4,066	(90,543)
Vehicles	22.85%	(195,477)	(166,428)	5,797	(6,175)	(8,607)	4,157	(366,733)
		(9,412,168)	(1,497,198)	335,302	(114,861)	(143,109)	78,191	(10,753,843)
		13,040,862	1,133,836	(64,316)	358,779	(9,918)	(168,359)	14,290,884
(1)	Weighted average annual rate.

70

Financial Statements, Individual and Consolidated | 2023 and 2022

The amount of capitalized borrowing costs during the year ended December 31, 2023 was of R$51,225 in the Parent Company and R$56,871 in the Consolidated (R$83,303 in the Parent Company and R$93,261 in the Consolidated during the year ended December 31, 2022).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during year ended December 31, 2023 was 9.38% p.a. in the Parent Company and 10.44% p.a. in the Consolidated (8.96% p.a. in the Parent Company and 9.55% p.a. in the Consolidated during the year ended December 31, 2022).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company		Consolidated
	Type of collateral	12.31.23	12.31.22	12.31.23	12.31.22
Land	Financial/tax	87,530	90,757	87,530	90,757
Buildings, facilities and improvements	Financial/tax	1,393,528	1,296,008	1,395,846	1,298,326
Machinery and equipment	Financial/labor/tax/civil	1,463,205	1,375,162	1,464,229	1,376,186
Furniture and fixtures	Financial/tax	15,102	15,632	15,102	15,632
Vehicles	Financial/tax	109	160	109	160
		2,959,474	2,777,719	2,962,816	2,781,061
14.	Intangible assets

The intangible assets rollforward, which include right-of-use assets balances (note 17.1), is set forth below:

		Parent company
	Average rate (1)	12.31.22	Additions	Disposals	Transfers	12.31.23
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		14,185	465	-	-	14,650
Outgrowers relationship		517	-	-	-	517
Patents		2,485	-	(675)	-	1,810
Software		847,875	-	(354,712)	204,933	698,096
Intangible in progress		69,119	161,714	(2,749)	(192,852)	35,232
		3,870,721	162,179	(358,136)	12,081	3,686,845

Amortization
Non-compete agreement	46.01%	(1,379)	(7,418)	-	-	(8,797)
Outgrowers relationship	16.45%	(347)	(72)	-	-	(419)
Patents	5.56%	(2,324)	(24)	675	-	(1,673)
Software	42.15%	(614,286)	(213,615)	353,484	-	(474,417)
		(618,336)	(221,129)	354,159	-	(485,306)
		3,252,385	(58,950)	(3,977)	12,081	3,201,539
(1)	Weighted average annual remaining rate.

71

Financial Statements, Individual and Consolidated | 2023 and 2022

		Parent company
	Average rate (1)	12.31.21	Additions	Disposals	Transfers	12.31.22
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		69,950	14,185	(69,950)	-	14,185
Outgrowers relationship		4,740	-	(4,223)	-	517
Patents		2,485	-	-	-	2,485
Software		726,021	-	(88,262)	210,116	847,875
Intangible in progress		71,072	198,356	-	(200,309)	69,119
		3,810,808	212,541	(162,435)	9,807	3,870,721

Amortization
Non-compete agreement	55.14%	(68,587)	(2,742)	69,950	-	(1,379)
Outgrowers relationship	19.48%	(4,425)	(145)	4,223	-	(347)
Patents	10.00%	(2,301)	(23)	-	-	(2,324)
Software	59.88%	(525,159)	(164,306)	75,179	-	(614,286)
		(600,472)	(167,216)	149,352	-	(618,336)
		3,210,336	45,325	(13,083)	9,807	3,252,385
(1)	Weighted average annual remaining rate.
		Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	12.31.23
Cost
Goodwill		3,474,103	-	-	-	96,843	(180,008)	3,390,938
Trademarks		1,881,199	-	-	-	114,516	(122,462)	1,873,253
Non-compete agreement		57,426	465	-	-	-	(2,999)	54,892
Outgrowers relationship		517	-	-	-	-	-	517
Patents		4,878	-	(675)	-	1,335	(1,409)	4,129
Customer relationship		1,340,251	-	-	-	156,141	(278,650)	1,217,742
Software		930,090	140	(357,470)	214,757	33,916	(34,385)	787,048
Intangible in progress		77,263	166,995	(2,757)	(204,828)	(657)	(537)	35,479
		7,765,727	167,600	(360,902)	9,929	402,094	(620,450)	7,363,998

Amortization
Non-compete agreement	46.01%	(39,336)	(11,353)	-	-	-	2,848	(47,841)
Outgrowers relationship	16.45%	(347)	(72)	-	-	-	-	(419)
Patents	8.52%	(3,824)	(448)	675	-	(834)	1,236	(3,195)
Customer relationship	6.67%	(622,106)	(101,575)	-	-	(48,487)	136,513	(635,655)
Software	43.58%	(665,504)	(226,029)	356,053	-	(21,656)	20,686	(536,450)
		(1,331,117)	(339,477)	356,728	-	(70,977)	161,283	(1,223,560)
		6,434,610	(171,877)	(4,174)	9,929	331,117	(459,167)	6,140,438
(1)	Weighted average annual remaining rate.

72

Financial Statements, Individual and Consolidated | 2023 and 2022

		Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Business combination	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	12.31.22
Cost
Goodwill		3,425,183	-	-	(4,026)	-	171,880	(118,934)	3,474,103
Trademarks		1,733,335	-	-	-	-	203,246	(55,382)	1,881,199
Non-compete agreement		110,208	19,609	(69,950)	-	-	-	(2,441)	57,426
Outgrowers relationship		4,740	-	(4,223)	-	11	-	(11)	517
Patents		3,518	-	(1)	-	-	1,978	(617)	4,878
Customer relationship		1,119,534	-	-	-	-	381,289	(160,572)	1,340,251
Software		770,399	118	(92,163)	-	240,679	19,111	(8,054)	930,090
Intangible in progress		98,716	209,007	-	-	(224,769)	525	(6,216)	77,263
		7,265,633	228,734	(166,337)	(4,026)	15,921	778,029	(352,227)	7,765,727

Amortization
Non-compete agreement	62.71%	(106,749)	(5,023)	69,950	-	-	-	2,486	(39,336)
Outgrowers relationship	19.48%	(4,425)	(145)	4,223	-	-	-	-	(347)
Patents	8.08%	(2,928)	(475)	-	-	-	(715)	294	(3,824)
Customer relationship	6.92%	(437,774)	(102,727)	-	-	-	(147,827)	66,222	(622,106)
Software	52.04%	(563,943)	(175,768)	79,091	-	(5,972)	(4,925)	6,013	(665,504)
		(1,115,819)	(284,138)	153,264	-	(5,972)	(153,467)	75,015	(1,331,117)
		6,149,814	(55,404)	(13,073)	(4,026)	9,949	624,562	(277,212)	6,434,610
(1)	Weighted average annual remaining rate.

14.1 Impairment test

The impairment test of assets is carried out annually based on the discounted cash flow method, which is prepared in order to determine the value in use of the Company’s cash-generating units (“CGU”), which were defined in line with the management format. In 2023, the Company used its budget, strategic and financial planning with projections until 2028 and average perpetuity of the cash generating units of 3.5% p.a., based on the history of recent years, as well as in the economic and financial projections of each market in which the Company operates, in addition to official information from independent and governmental institutions.

The discount rate used by Management to prepare discounted cash flows varied from 11.89% p.a. to 13.62% p.a. according to the CGU. The assumptions presented in the table below were also adopted:

	2024	2025	2026	2027	2028
Inflation Brazil	4.00%	3.50%	3.50%	3.40%	3.40%
Inflation - United States	2.21%	2.16%	2.16%	2.16%	2.16%
Exchange rate - BRL / USD	5.00	5.06	5.13	5.10	5.10

The rates presented above don’t consider the effects of income taxes.

Based on Management’s analysis, no impairment adjustments were identified.

In addition to the analysis mentioned above, Management prepared a sensitivity analysis, in which increases and decreases 2 p.p. the operating margin1 (operating income over net sales) and the nominal discount rate and did not identify any scenarios in which an impairment was necessary.

(1)	The main assumptions contained in the margin include the projected income and commodity cost value.

73

Financial Statements, Individual and Consolidated | 2023 and 2022

15.	Loans and borrowings
	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.22	Reclassification (5)	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	12.31.23
Local currency
Working capital	Fixed / CDI	12.29% (10.75% on 12.31.22)	0.65	401,661	-	740,000	(386,844)	(37,255)	56,278	-	773,840
Certificate of agribusiness receivables (4)	IPCA	10.86% (11.80% on 12.31.22)	-	999,646	-	-	(1,018,131)	(91,121)	109,606	-	-
Export credit facility	CDI	13.26% (9.05% on 12.31.22)	3.67	3,613,555	(2,019,866)	-	-	(234,038)	223,945	-	1,583,596
Debentures	CDI / IPCA	10.94% (12.09% on 12.31.22)	5.75	5,940,146	-	-	-	(441,639)	1,135,927	-	6,634,434

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.22)	-	5,286	-	100,195	(98,877)	(832)	832	-	6,604

				10,960,294	(2,019,866)	840,195	(1,503,852)	(804,885)	1,526,588	-	8,998,474

Foreign currency
Bonds	Fixed / FX USD	5.34% (5.06% on 12.31.22)	17.06	9,293,677	-	-	(2,683,791)	(497,750)	552,874	(559,253)	6,105,757
Export credit facility	Fixed / SOFR /FX USD	5.49% (7.10% on 12.31.22)	3.23	132,887	2,019,866	1,006,496	(534,993)	(156,178)	126,784	(158,211)	2,436,651
Advances for foreign exchange rate contracts	Fixed / FX USD	7.10% (0.00% on 12.31.22)	0.23	-	-	306,684	(153,684)	(4,309)	19,122	(9,393)	158,420
				9,426,564	2,019,866	1,313,180	(3,372,468)	(658,237)	698,780	(726,857)	8,700,828
				20,386,858	-	2,153,375	(4,876,320)	(1,463,122)	2,225,368	(726,857)	17,699,302

Current				3,379,835							2,237,214
Non-current				17,007,023							15,462,088
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.
(4)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(5)	The Company, in order to improve the presentation of the financial statements, reclassified the export credit facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars.

74

Financial Statements, Individual and Consolidated | 2023 and 2022

	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.21	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.22
Local currency
Working capital	Fixed	10.75% (5.14% on 12.31.21)	0.6	383,342	386,844	(376,808)	(18,473)	26,756	-	401,661
Certificate of agribusiness receivables	IPCA	11.80% (16.57% on 12.31.21)	1.0	967,948	(242)	-	(86,620)	118,560	-	999,646
Export credit facility	Fixed / CDI	9.05% (10.99% on 12.31.21)	4.7	3,500,875	637,000	(400,000)	(272,642)	290,236	(141,914)	3,613,555
Debentures	CDI / IPCA	12.09% (15.54% on 12.31.21)	8.5	4,210,015	1,649,905	(70,000)	(258,593)	408,819	-	5,940,146

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.21)	-	3,601	100,326	(98,667)	(827)	853	-	5,286

				9,065,781	2,773,833	(945,475)	(637,155)	845,224	(141,914)	10,960,294

Foreign currency
Bonds	Fixed / FX USD and EUR	5.06% (4.92% on 12.31.21)	13.0	12,764,287	-	(2,416,162)	(676,937)	605,871	(983,382)	9,293,677
Export credit facility	Fixed / LIBOR /FX USD	7.10% (3.06% on 12.31.21)	4.7	281,112	-	(142,015)	(6,525)	7,209	(6,894)	132,887
				13,045,399	-	(2,558,177)	(683,462)	613,080	(990,276)	9,426,564
				22,111,180	2,773,833	(3,503,652)	(1,320,617)	1,458,304	(1,132,190)	20,386,858

Current				2,790,926						3,379,835
Non-current				19,320,254						17,007,023

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.

75

Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.22	Reclassification (5)	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	12.31.23
Local currency
Working capital	Fixed / CDI	12.28% (10.72% on 12.31.22)	0.65	409,186	-	740,000	(390,582)	(37,352)	56,276	-	777,528
Certificate of agribusiness receivables (4)	IPCA	10.86% (11.80% on 12.31.22)	-	999,646	-	-	(1,018,131)	(91,121)	109,606	-	-
Export credit facility	CDI	13.26% (9.05% on 12.31.22)	3.67	3,613,555	(2,019,866)	-	-	(234,038)	223,946	-	1,583,597
Debentures	CDI / IPCA	10.94% (12.09% on 12.31.22)	5.75	5,940,146	-	-	-	(441,639)	1,135,927	-	6,634,434

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.22)	-	5,286	-	100,195	(98,877)	(832)	832	-	6,604
				10,967,819	(2,019,866)	840,195	(1,507,590)	(804,982)	1,526,587	-	9,002,163

Foreign currency
Bonds	Fixed / FX USD	5.15% (4.91% on 12.31.22)	14.30	11,902,290	-	-	(3,672,960)	(606,725)	663,684	(726,727)	7,559,562
Export credit facility	Fixed /SOFR / FX USD	5.49% (7.10% on 12.31.22)	3.23	132,887	2,019,866	1,006,496	(534,993)	(156,178)	126,784	(158,211)	2,436,651
Advances for foreign exchange rate contracts	Fixed / FX USD	7.10% (0.00% on 12.31.22)	0.23	-	-	306,684	(153,684)	(4,304)	19,122	(9,398)	158,420
Working capital	Fixed / EIBOR3M + 1,8% FX TRY, AED and USD	13.13% (16.83% on 12.31.22)	1.84	514,004	-	1,683,112	(1,020,713)	(107,636)	122,454	(252,469)	938,752

				12,549,181	2,019,866	2,996,292	(5,382,350)	(874,843)	932,044	(1,146,805)	11,093,385
				23,517,000	-	3,836,487	(6,889,940)	(1,679,825)	2,458,631	(1,146,805)	20,095,548

Current				3,879,874							2,451,838
Non-current				19,637,126							17,643,710
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.
(4)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(5)	The Company, in order to improve the presentation of the financial statements, reclassified the export credit facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars..

76

Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.21	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.22
Local currency
Working capital	Fixed / CDI	10.72% (5.24% on 12.31.21)	0.6	406,962	386,844	(392,684)	(18,473)	26,902	(365)	409,186
Certificate of agribusiness receivables	IPCA	11.80% (16.57% on 12.31.21)	1.0	967,948	(242)	-	(86,620)	118,560	-	999,646
Development bank credit lines	TJLP / TLP/ IPCA / FINAME	(3.12% on 12.31.21)	-	7,679	-	(6,328)	(1,472)	121	-	-
Debentures	CDI / IPCA	12.09% (15.54% on 12.31.21)	8.5	4,210,015	1,649,905	(70,000)	(258,593)	408,819	-	5,940,146
Export credit facility	Fixed / CDI	9.05% (10.87% on 12.31.21)	5.3	3,516,273	637,000	(415,706)	(272,642)	290,544	(141,914)	3,613,555

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.21)	-	3,601	100,326	(98,667)	(827)	853	-	5,286
				9,112,478	2,773,833	(983,385)	(638,627)	845,799	(142,279)	10,967,819

Foreign currency
Bonds	Fixed / FX USD and EUR	4.91% (4.82% on 12.31.21)	11.0	15,544,012	-	(2,416,162)	(793,711)	724,476	(1,156,325)	11,902,290
Export credit facility	Fixed / LIBOR / FX USD	7.10% (3.43% on 12.31.21)	0.2	311,385	-	(170,051)	(7,119)	7,609	(8,937)	132,887
Advances for foreign exchange rate contracts	Fixed / FX USD	-	-	3,103	-	(2,766)	-	(53)	(284)	-
Working capital	Fixed / FX TRY and USD	16.83% (13.35% on 12.31.21)	0.7	485,052	618,780	(412,058)	(78,844)	74,581	(173,507)	514,004

				16,343,552	618,780	(3,001,037)	(879,674)	806,613	(1,339,053)	12,549,181
				25,456,030	3,392,613	(3,984,422)	(1,518,301)	1,652,412	(1,481,332)	23,517,000

Current				3,203,068						3,879,874
Non-current				22,252,962						19,637,126

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.

The maturity schedule of the loans and borrowings is presented on note 23.1.

77

Financial Statements, Individual and Consolidated | 2023 and 2022

On December 31, 2023 and on December 31, 2022 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

15.1.	Revolving credit facility

With the purpose of maintaining a prudential and sustainable short term liquidity position, in line with the adoption of measures to extend its average debt maturity and reduce the cost of debt, on December 27, 2019 the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years, being renewed for another two years on October 26, 2022. The referenced credit facilities can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of December 31, 2023, the credit facilities were available, but unused.

15.2. Guarantees

	Parent company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Total loans and borrowings	17,699,302	20,386,858	20,095,548	23,517,000
Mortgage guarantees
Related to tax incentives and other	6,604	5,286	6,604	5,286

On December 31, 2023, the amount of bank guarantees contracted by the Company was of R$207,006 (R$447,736 as of December 31, 2022) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.64% p.a. (1.92% p.a. as of December 31, 2022).

15.3.	Repurchase of senior notes

During the year ended on December 31, 2023, the Company repurchased the following issues of senior notes: 4.75% Senior Notes due in 2024 and 4.35% due in 2026. The result of the repurchases is set forth below:

Instrument	Currency	Maturity	Notional repurchased		Outstanding notional (1)
			(loan currency)	(Reais) (2)	(loan currency)	(Reais) (3)

BRF S.A. - BRFSBZ 4.75	USD	2024	295,363	1,521,887	-	-
BRF S.A. - BRFSBZ 4.35	USD	2026	200,000	984,580	299,282	1,448,914
(1)	Outstanding notional after the tender offer.
(2)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date of the repurchase.
(3)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date 12.31.23.

The Company paid the amount equivalent to R$2,515,194 for the repurchase these liabilities, which includes notional, interest, premium and taxes. The repurchase generated a financial income in the amount of R$46,768 referring to the discount on the repurchase and financial expenses of R$2,175 related to financial taxes and R$9,034 with the write-off of the costs of issuance.

78

Financial Statements, Individual and Consolidated | 2023 and 2022

16.	Trade accounts payable
	Parent company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Trade accounts payable
Domestic market
Third parties	10,367,364	11,410,219	10,575,915	11,595,543
Related parties	229,650	44,209	21,482	26,970

Foreign market
Third parties	1,048,472	1,364,885	2,157,491	2,723,797
Related parties	2,527,384	1,519	3,663	42
	14,172,870	12,820,832	12,758,551	14,346,352

(-) Adjustment to present value	(160,460)	(207,767)	(166,123)	(210,128)
	14,012,410	12,613,065	12,592,428	14,136,224

Current	14,011,988	12,605,606	12,592,006	14,128,765
Non-current	422	7,459	422	7,459

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables and, therefore, transfer the right to receive invoices with financial institutions (“Supply Chain Finance” or “Program”). The suppliers may choose whether to participate and if so, with which financial institution, with no participation by BRF.

The Program can generate benefits in the commercial relations of BRF and its suppliers, such as preference and priority of supply in case of restricted supply, better commercial conditions, among others, without modification to the commercial essence of the transaction.

Invoices included in the Program are paid according to the same price and term conditions negotiated with its suppliers, without incurring any charge to the Company, so that there are no changes in commercial conditions after negotiation and invoicing of goods or services.

Invoices included in the Supply Chain Finance are R$4,760,488 in the Parent Company and R$4,941,716 in the Consolidated on December 31, 2023 (R$5,588,453 in the Parent Company and R$5,794,841 in the Consolidated on December 31, 2022).

The Company measures and discriminates the adjustment to present value for all its commercial operations carried out in installments, specifying financial and operational items.

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Financial Statements, Individual and Consolidated | 2023 and 2022

In order to improve the presentation, since the interim information of the period ended on March 31, 2023, the Company grouped the balances of December 31, 2022 that were segregated in the statement of financial position as Supply Chain Finance to Suppliers in the amount of R$1,393,137 in the Parent Company and Consolidated.

17.	Leases

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

17.1.	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Parent company
	Average rate (1)	12.31.22	Additions	Disposals	12.31.23
Cost
Land		46,088	9,330	(11,864)	43,554
Buildings, facilities and improvements		3,620,769	1,003,430	(617,999)	4,006,200
Machinery and equipment		41,893	229,350	(17,835)	253,408
Vehicles		239,309	131,668	(182,973)	188,004
Software		12,303	-	(12,303)	-
		3,960,362	1,373,778	(842,974)	4,491,166

Depreciation
Land	3.74%	(24,631)	(5,734)	11,387	(18,978)
Buildings, facilities and improvements	13.13%	(1,513,478)	(505,778)	540,683	(1,478,573)
Machinery and equipment	19.37%	(22,900)	(44,036)	14,461	(52,475)
Vehicles	20.23%	(170,357)	(86,433)	178,232	(78,558)
Software	-	(10,814)	(1,487)	12,301	-
		(1,742,180)	(643,468)	757,064	(1,628,584)
		2,218,182	730,310	(85,910)	2,862,582
(1)	Weighted average annual rate.

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Financial Statements, Individual and Consolidated | 2023 and 2022

	Parent company
	Average rate (1)	12.31.21	Additions	Disposals	12.31.22
Cost
Land		47,514	732	(2,158)	46,088
Buildings, facilities and improvements		2,912,644	814,038	(105,913)	3,620,769
Machinery and equipment		111,979	4,086	(74,172)	41,893
Vehicles		196,249	46,559	(3,499)	239,309
Software		79,732	-	(67,429)	12,303
		3,348,118	865,415	(253,171)	3,960,362

Depreciation
Land	16.23%	(19,958)	(6,743)	2,070	(24,631)
Buildings, facilities and improvements	28.94%	(1,183,829)	(424,159)	94,510	(1,513,478)
Machinery and equipment	31.66%	(72,335)	(24,639)	74,074	(22,900)
Vehicles	27.61%	(106,405)	(66,351)	2,399	(170,357)
Software	71.98%	(61,193)	(3,998)	54,377	(10,814)
		(1,443,720)	(525,890)	227,430	(1,742,180)
		1,904,398	339,525	(25,741)	2,218,182

	Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Transfer	Monetary correction by Hyperinflation	Exchange rate variation	12.31.23
Cost
Land		139,740	9,330	(11,883)	-	1,286	(8,401)	130,072
Buildings, facilities and improvements		4,031,143	1,031,073	(675,341)	(27,655)	12,940	(26,825)	4,345,335
Machinery and equipment		47,688	241,292	(18,148)	27,655	575	(514)	298,548
Vehicles		602,116	138,388	(294,854)	-	4,992	(28,084)	422,558
Software		12,303	-	(12,303)	-	-	-	-
		4,832,990	1,420,083	(1,012,529)	-	19,793	(63,824)	5,196,513

Depreciation
Land	7.37%	(44,006)	(10,680)	11,405	-	277	1,554	(41,450)
Buildings, facilities and improvements	13.56%	(1,784,777)	(574,800)	597,221	15,686	(3,786)	14,260	(1,736,196)
Machinery and equipment	19.40%	(27,283)	(52,424)	14,795	(15,686)	(1,957)	605	(81,950)
Vehicles	35.27%	(346,907)	(179,841)	289,744	-	(7,879)	17,973	(226,910)
Software	-	(10,814)	(1,487)	12,301	-	-	-	-
		(2,213,787)	(819,232)	925,466	-	(13,345)	34,392	(2,086,506)
		2,619,203	600,851	(87,063)	-	6,448	(29,432)	3,110,007
(1)	Weighted average annual rate.

81

Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	Average rate (1)	12.31.201	Additions	Disposals	Monetary correction by hyperinflation	Exchange rate variation	12.31.22
Cost
Land		145,394	732	(2,489)	3,534	(7,431)	139,740
Buildings, facilities and improvements		3,223,625	927,818	(116,707)	18,933	(22,526)	4,031,143
Machinery and equipment		117,412	4,086	(74,193)	815	(432)	47,688
Vehicles		369,979	246,075	(5,477)	6,279	(14,740)	602,116
Software		79,731	-	(67,428)	-	-	12,303
		3,936,141	1,178,711	(266,294)	29,561	(45,129)	4,832,990

Depreciation
Land	8.95%	(36,439)	(12,334)	2,401	1,090	1,276	(44,006)
Buildings, facilities and improvements	5.16%	(1,383,968)	(510,875)	104,540	(10,225)	15,751	(1,784,777)
Machinery and equipment	25.60%	(73,385)	(27,726)	74,111	(475)	192	(27,283)
Vehicles	23.19%	(189,817)	(161,992)	4,383	(5,496)	6,015	(346,907)
Software	76.58%	(61,193)	(3,998)	54,377	-	-	(10,814)
		(1,744,802)	(716,925)	239,812	(15,106)	23,234	(2,213,787)
		2,191,339	461,786	(26,482)	14,455	(21,895)	2,619,203

17.2. Lease liabilities

		Parent company
	Weighted average interest rate (p.a.)	WAM (1)	12.31.22	Additions	Payments	Interest paid	Interest accrued	Disposals	12.31.23
Land	-	-	27,451	9,330	(4,740)	(3,803)	3,803	(1,792)	30,249
Buildings, facilities and improvements (2)	-	-	2,495,987	1,003,430	(455,631)	(134,758)	261,171	(77,178)	3,093,021
Machinery and equipment	-	-	20,158	229,350	(31,465)	(27,521)	27,521	(3,534)	214,509
Vehicles	-	-	81,763	131,668	(74,565)	(10,006)	10,006	(16,512)	122,354
Software	-	-	1,604	-	(1,604)	(45)	45	-	-

	8.7%	6.5	2,626,963	1,373,778	(568,005)	(176,133)	302,546	(99,016)	3,460,133

Current			521,544						835,154
Non-current			2,105,419						2,624,979
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$1,984,044 in the Parent Company and in the Consolidated (1,578,723 in the Parent Company and in the Consolidated on December 31, 2022) referring to the right of use identified on integrated producers contracts.
		Parent company
	Weighted average interest rate (p.a.)	WAM (1)	12.31.21	Additions	Payments	Interest paid	Interest accrued	Disposals	12.31.22
Land	-	-	32,693	732	(5,808)	(3,626)	3,626	(166)	27,451
Buildings, facilities and improvements (2)	-	-	1,977,283	822,136	(372,727)	(94,407)	183,097	(19,395)	2,495,987
Machinery and equipment	-	-	40,220	4,086	(24,138)	(2,387)	2,387	(10)	20,158
Vehicles	-	-	98,460	46,559	(61,894)	(6,864)	6,864	(1,362)	81,763
Software	-	-	19,667	-	(4,102)	(249)	249	(13,961)	1,604

	8.7%	6.4	2,168,323	873,513	(468,669)	(107,533)	196,223	(34,894)	2,626,963

Current			364,470						521,544
Non-current			1,803,853						2,105,419

82

Financial Statements, Individual and Consolidated | 2023 and 2022

		Consolidated
	Weighted average interest rate (p.a.)	WAM (1)	12.31.22	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.23
Land	-	-	112,476	9,330	(6,844)	(9,404)	9,404	(1,792)	(6,475)	106,695
Buildings, facilities and improvements (2)	-	-	2,634,074	1,031,073	(530,779)	(142,245)	268,659	(77,896)	(8,024)	3,174,862
Machinery and equipment	-	-	22,565	241,292	(34,756)	(28,660)	28,660	(3,533)	(296)	225,272
Vehicles	-	-	274,215	138,388	(168,473)	(16,677)	16,677	(16,841)	(12,271)	215,018
Software	-	-	1,604	-	(1,604)	(45)	45	-	-	-
	7.5%	7.6	3,044,934	1,420,083	(742,456)	(197,031)	323,445	(100,062)	(27,066)	3,721,847

Current			676,864							944,326
Non-current			2,368,070							2,777,521
(1)	Weighted average maturity in years.

(2)       Includes the amount of R$1,984,044 in the Parent Company and in the Consolidated (1,578,723 in the Parent Company and in the Consolidated on December 31, 2022) referring to the right of use identified on integrated producers contracts.

		Consolidated
	Weighted average interest rate (p.a.)	WAM (1)	12.31.21	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.22
Land	-	-	126,293	732	(7,709)	(9,653)	9,653	(166)	(6,674)	112,476
Buildings, facilities and improvements (2)	-	-	2,095,375	935,916	(458,434)	(102,740)	191,431	(19,395)	(8,079)	2,634,074
Machinery and equipment	-	-	45,218	4,086	(25,609)	(2,709)	2,709	(10)	(1,120)	22,565
Vehicles	-	-	192,694	246,075	(153,992)	(15,830)	15,830	(1,362)	(9,200)	274,215
Software	-	-	19,666	-	(4,102)	(249)	249	(13,960)	-	1,604
	7.2%	7.3	2,479,246	1,186,809	(649,846)	(131,181)	219,872	(34,893)	(25,073)	3,044,934

Current			471,956							676,864
Non-current			2,007,290							2,368,070

17.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

83

Financial Statements, Individual and Consolidated | 2023 and 2022

	Parent company	Consolidated
	12.31.23	12.31.23
Current	835,154	944,326
Non-current	2,624,979	2,777,521
2024	617,168	686,951
2025	492,103	510,645
2026	417,171	425,753
2027	278,055	285,951
2028 onwards	820,482	868,221
	3,460,133	3,721,847
17.4.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items not capitalized, including: low-value assets, short-term leases and leases with variable payments.

	Parent Company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Variable payments not included in the lease liabilities	74,950	62,728	186,146	217,498
Expenses related to short-term leases	60,913	53,984	97,511	124,451
Expenses related to low-value assets	26,094	13,379	26,454	13,469
	161,957	130,091	310,111	355,418

18.      Share-based payment

The Company grants to its eligible employees, restricted stocks, ruled by plans approved at the General Shareholder’s Meeting, with the purpose of: (i) stimulating the expansion, success and achievement of the Company’s social objectives; (ii) aligning the interests of the Company’s shareholders with those of the eligible employees; and (iii) enabling the Company and its subsidiaries to attract and retain the employees. The limit of grants is 2.5% of the common, registered, book-entry shares with no par value, representative of the Company’s total capital stock.

Annually, or whenever it deems appropriate, the Board of Directors approves the grant of restricted stocks, electing the beneficiaries in favor of which the Company will transfer the restricted stocks, establishing the terms, quantities and conditions of acquisition of rights related to restricted stocks.

The vesting is conditional to the: (i) continuity of the employment relationship with the Company for three years after the grant date; (ii) achievement of a minimum shareholder return defined by the Board of Directors in the granting agreements and measured at the end of the vesting period; or (iii) any other conditions determined by the Board of Directors in each grant.

The breakdown of the outstanding shares granted is set forth as follows:

84

Financial Statements, Individual and Consolidated | 2023 and 2022

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

07/01/21	07/01/24	2,883,737	368,287	28.58
07/01/22	07/01/25	4,703,472	2,056,022	14.11
06/01/23	06/01/26	4,726,960	4,726,960	7.38
07/01/23	07/071/26	2,108,504	2,082,859	8.98
		14,422,673	9,234,128
(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares for the year ended on December 31, 2023, is presented as follows:

Consolidated

Outstanding stocks as of December 31, 2022	5,132,532
Granted
Restricted stocks - July 2023	2,108,504
Restricted stocks - June 2023	4,726,960
Exercised / Delivered:
Restricted stocks – grant of July, 2022	(282,887)
Restricted stocks – grant of July, 2021	(106,713)
Restricted stocks – grant of June, 2020	(149,618)
Forfeiture (1) :
Restricted stocks – grant of July, 2023	(25,645)
Restricted stocks – grant of July, 2022	(1,417,225)
Restricted stocks – grant of July, 2021	(463,260)
Restricted stocks – grant of June, 2020	(288,520)
Outstanding stocks as of October 31, 2023	9,234,128
(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$203,374 (R$195,655 as of December 31, 2022) and in the amount of R$19,821 under non-current liabilities (R$15,584 of December 31, 2022). In the statement of income for the year ended on December 31, 2023 the amount recognized as expense was R$35,276 in the Parent Company and R$38,499 in the Consolidated (R$19,501 in the Parent Company and R$29,390 in the Consolidated for the year ended December 31, 2022).

19.	Employees benefits
19.1.	Supplementary pension plans

The Company is the sponsor of the following pension plans for its employees and executives: i) Plan II – Variable Contribution with Defined Benefit option – closed for adminissions; ii) Plan III – Defined Contribution – open for admissions; and iii) FAF Plan – Defined Benefit - closed for adminissions.

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Financial Statements, Individual and Consolidated | 2023 and 2022

These plans are managed by BRF Previdência, a closed supplementary pension entity, of non-economic and non-profit nature, and through its Deliberative Board, is responsible for defining pension objectives and policies, as well as establishing fundamental guidelines aa well as organization, operation and management rules. The Deliberative Board is composed of representatives from the sponsor and participants, in the proportion of 2/3 and 1/3 respectively.

19.1.1.	Defined benefit plans

The Plan II is a variable contribution plan structured as defined contribution during the accumulation of mathematic provisions and at the benefit grant date the beneficiary may choose to convert the accumulated balance in a lifetime monthly income (defined benefit). The main related actuarial risks are (i) survival rates above the mortality tables and (ii) actual return on equity below the actual discount rate.

The FAF (Fundação Attílio Francisco Xavier Fontana) Plan aims to complement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Seguridade Social”). The benefit is calculated based on the income of the participant and the amounts vary according to the type of the retirement and other criteria defined by the plan. The main actuarial risks related are: (i) survival rates above the mortality tables, (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on equity below the actual discount rate, (v) changes to the rules of social security, and (vi) actual family composition of the retired employee or executive different than the established assumption.

The actuarial calculations of the plans managed by BRF Previdência are prepared annually by independent specialists and reviewed by Management, according to the rules in force.

In the case of a deficit in the plans results, in amounts higher than those defined by legislation, the sponsor, the participants and the beneficiaries, must support the plan according to the proportion of their contributions.

The economic benefit presented as an asset considers only the portion of the surplus that is actually recoverable. The recovery of the surplus on the plans is through reductions in future contributions.

19.1.2.	Defined contrinution plan

The Plan III is a defined contribution plan, in which the contributions are known and the benefit depends directly on the contributions made by participants and sponsors, on the contribution time and on the returns obtained through the investment of the contributions. The contributions made by the Company in the year ended December 31, 2023 amounted R$26,911 (R$25,507 for the year ended December 31, 2022). On December 31, 2023, the plan had 35,644 participants (39,715 participants as of December 31, 2022).

When the participants of the Plans II and III terminate the employment relationship with the sponsor, the unused balance of the contributions made by the sponsor forms a surplus fund that may be used to compensate future contributions of the sponsor.

19.1.3.	Rollforward of defined benefit and variable contribution

The assets and actuarial liabilities, as well as the movement of the related rights and obligations are presented below:

86

Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	FAF		Plan II
	12.31.23	12.31.22	12.31.23	12.31.22
Composition of actuarial assets and liabilities
Present value of actuarial liabilities	3,348,786	3,121,348	21,789	20,822
Fair value of assets	(3,647,431)	(3,603,611)	(22,845)	(22,745)
(Surplus) Deficit	(298,645)	(482,263)	(1,056)	(1,923)
Irrecoverable surplus - (asset ceiling)	298,645	482,263	1,056	1,923
Net actuarial (assets) liabilities	-	-	-	-

Rollforward of irrecoverable surplus
Beginning balance of irrecoverable surplus	482,263	207,230	1,923	-
Interest on irrecoverable surplus	47,021	18,152	187	-
Changes in irrecoverable surplus during the year	(230,639)	256,881	(1,054)	1,923
Ending balance of irrecoverable surplus	298,645	482,263	1,056	1,923

Rollforward of present value of actuarial liabilities
Beginning balance of the present value of liabilities	3,121,348	3,340,497	20,822	23,981
Interest on actuarial obligations	293,231	283,241	1,935	1,997
Current service cost	18,153	23,189	-	-
Benefit paid	(233,865)	(213,804)	(1,947)	(1,838)
Actuarial losses - experience	81,782	(36,292)	460	(1,358)
Actuarial (gains) losses - economic hypotheses	68,137	(242,957)	519	(1,414)
Actuarial (gains) losses - demographic hypothesis	-	(32,526)	-	(546)
Ending balance of actuarial liabilities	3,348,786	3,121,348	21,789	20,822

Rollforward of the fair value of the assets
Beginning balance of the fair value of plan assets	(3,603,611)	(3,547,727)	(22,745)	(22,298)
Interest income on assets plan	(340,252)	(301,394)	(2,122)	(1,851)
Benefit paid	233,865	213,804	1,947	1,838
Return on assets higher (lower) than projection	62,567	31,706	75	(434)
Ending Balance of the fair value of the assets	(3,647,431)	(3,603,611)	(22,845)	(22,745)

Rollforward of comprehensive income
Beginning balance	23,190	26,741	3,385	(2,485)
Reversion to accumulated losses	(23,190)	(26,741)	(3,385)	2,485
Actuarial gains (losses)	(149,919)	311,776	(979)	2,772
Return on assets higher (lower) than projection	(62,567)	(31,705)	(75)	434
Changes on irrecoverable surplus	230,639	(256,881)	1,054	179
Ending balance of comprehensive income	18,153	23,190	-	3,385

Costs recognized in statement of income
Current service costs	(18,153)	(23,190)	-	-
Interest on actuarial obligations	(293,231)	(283,241)	(1,935)	(1,997)
Projected return on assets	340,252	301,394	2,122	1,851
Interest on irrecoverable surplus	(47,021)	(18,153)	(187)	-
Costs recognized in statement of income	(18,153)	(23,190)	-	(146)

Estimated costs for the next year
Costs of defined benefit	(19,226)	(18,153)	-	-
Estimated costs for the next year	(19,226)	(18,153)	-	-

87

Financial Statements, Individual and Consolidated | 2023 and 2022

19.1.4.	Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are presented below:

	Consolidated
	FAF		Plan II
	12.31.23	12.31.22	12.31.23	12.31.22
Actuarial assumptions
Economic hypothesis
Discount rate	9.54%	9.75%	9.43%	9.73%
Inflation rate	3.50%	3.50%	3.50%	3.50%
Wage growth rate	4.60%	4.60%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 Basic, by gender	AT-2000 Basic, by gender	AT-2000 Basic, by gender	AT-2000 Basic, by gender
Mortality schedule - Disabled	CSO-58	CSO-58	CSO-58	CSO-58
Demographic data
Number of active participants	5,314	5,669	-	-
Number of beneficiary participants assisted	7,972	7,884	51	51
19.1.5.	The composition of the investment portfolios

The composition of the investment portfolios is presented below:

	FAF				Plan II
	12.31.23		12.31.22		12.31.23		12.31.22
Composition of the fund's portfolio
Fixed income	2,607,913	71.5%	2,385,591	66.2%	20,629	90.3%	19,969	87.8%
Variable income	339,211	9.3%	421,622	11.7%	937	4.1%	1,115	4.9%
Real estate	368,391	10.1%	342,343	9.5%	23	0.1%	23	0.1%
Other	331,916	9.1%	454,055	12.6%	1,256	5.5%	1,638	7.2%
	3,647,431	100.0%	3,603,611	100.0%	22,845	100.0%	22,745	100.0%
% of nominal return on assets	9.44%		8.50%		9.33%		8.30%
19.1.6.	Expected benefit payments and average term of payments

The following amounts represent the expected benefit payments for future periods and the average duration of the plan’s obligations:

88

Financial Statements, Individual and Consolidated | 2023 and 2022

	FAF	Plan II
2024	240,517	1,954
2025	239,946	1,935
2026	239,731	1,914
2027	240,288	1,888
2028	239,854	1,859
2029 to 2033	1,223,676	8,698
Weighted average duration - in years	10.95	8.88
19.1.7.	Sensitivity analysis of the defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF on December 31, 2023 is presented below:

	Assumptions utilized	Variation of (+1%)		Variation of (-1%)
Relevant assumptions		Average rate	Actuarial liabilities	Average rate	Actuarial liabilities
Benefit plan - FAF
Discount rate	9.54%	10.54%	3,031,526	8.54%	3,729,735
Wage growth rate (1)	1.06%	2.06%	3,373,686	0.06%	3,322,461

(1)                 Actual rate.

19.2.	Employee benefits: description and characteristics of benefits and associated risks
	Parent company		Consolidated
	Liabilities		Liabilities
	12.31.23	12.31.22	12.31.23	12.31.22
Medical assistance	65,522	119,197	66,245	119,729
F.G.T.S. Penalty (1)	70,535	60,657	70,535	60,657
Award for length of service	125,991	112,225	125,991	112,225
Other	61,577	54,541	278,050	228,701
	323,625	346,620	540,821	521,312

Current	58,894	49,445	86,423	64,367
Non-current	264,731	297,175	454,398	456,945
(1)	FGTS – Government Severance Indemnity Fund for Employees.

The Company has the policy to offer the following post-employment and other employee benefits plans in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statement:

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Financial Statements, Individual and Consolidated | 2023 and 2022

19.2.1.   Medical plan

The Company offers a medical plan with fixed contribution to the retired employees according to the Law No. 9,656/98.

It is ensured to the retired employee that has contributed to the health plan during the employment relationship for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage existing when the employment contract was in force. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) medical costs growth higher than expected.

19.2.2.   F.G.T.S. penalty by dismissal on retirement

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees. However, when the employee is retired through INSS and is dismissed from the Company, the Company may, in certain cases, enter into a mutual agreement granting the payment of the benefit equivalent to the 20% penalty on the F.G.T.S. balance. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

19.2.3.   Award for length of service

The Company has the policy to reward active employees that attain at least 10 years of services rendered and subsequently every 5 years, with an additional remuneration. The main related actuarial risks rare, (i) turnover lower than expected, (ii) salary growth higher than expected and (iii) survival rates above the mortality tables.

19.2.4.   Other - parent company

i.	Retirement compensation

On retirement, employees with more than 8 years of services rendered to the Company are eligible for additional compensation. The main actuarial related risks are (i) turnover lower than expected , (ii) salary growth higher than expected and (iii) survival rates above the mortality tables.

ii.	Life insurance

The Company offers life insurance benefits to the employees who, at the time of their termination, are retired and during the employment contract opted for the insurance, with the period of benefit varying from 2 to 3 years. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

19.2.5.   Other - consolidated

The Company has a liability recorded for defined benefit plans to certain subsidiaries located in Turkey, Saudi Arabia, Qatar, United Arab Emirates, Oman and Kuwait, related to end of service payments when certain conditions are met, which varies based on the labor laws for each country. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

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Financial Statements, Individual and Consolidated | 2023 and 2022

19.2.6.   Rollforward of actuarial liabilities

The rollforward of actuarial liabilities related to other benefits, which was prepared based on actuarial report reviewed by the Management, are as follows:

	Consolidated
	Medical plan		F.G.T.S. penalty		Award for length of service		Other (1)
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Composition of actuarial liabilities
Present value of actuarial liabilities	66,245	119,729	70,535	60,657	125,991	112,225	278,050	228,700
Net actuarial liabilities	66,245	119,729	70,535	60,657	125,991	112,225	278,050	228,700

Rollforward of present value of actuarial liabilities
Beginning balance of present value of actuarial liabilities	119,729	195,345	60,657	53,881	112,225	98,474	228,700	203,202
Interest on actuarial liabilities	11,434	16,805	5,052	4,071	10,104	7,997	16,947	15,388
Current service costs	508	678	2,669	2,480	5,707	5,221	22,123	22,804
Past service costs	-	-	-	-	-	-	3,326	-
Benefits paid directly by the Company	(4,562)	(8,811)	(4,937)	(11,482)	(16,201)	(14,542)	(44,141)	(26,633)
Business combination	-	-	-	-	-	-	-	-
Actuarial (gains) losses - experience	(62,276)	(55,928)	5,938	13,589	12,745	17,357	103,847	15,764
Actuarial (gains) losses - demographic hypothesis	-	(12,325)	-	2,237	-	1,935	(6,504)	1,623
Actuarial (gains) losses - economic hypothesis	1,412	(16,035)	1,156	(4,119)	1,411	(4,217)	(6,747)	19,775
Actuarial (gains) losses - exchange variation	-	-	-	-	-	-	(39,501)	(23,223)
Ending balance of liabilities	66,245	119,729	70,535	60,657	125,991	112,225	278,050	228,700

Rollforward of the fair value of the assets
Benefits paid directly by the Company	4,562	8,811	4,937	11,482	16,201	14,542	44,141	26,633
Contributions of the sponsor	(4,562)	(8,811)	(4,937)	(11,482)	(16,201)	(14,542)	(44,141)	(26,633)
Ending Balance of the fair value of the assets	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	49,568	(34,720)	(5,071)	6,636	-	-	(84,008)	(84,050)
Actuarial gains (losses)	60,864	84,288	(7,094)	(11,707)	-	-	(90,596)	(37,162)
Exchange variation	-	-	-	-	-	-	40,331	37,204
Ending balance of comprehensive income	110,432	49,568	(12,165)	(5,071)	-	-	(134,273)	(84,008)

Costs recognized in statement of income
Interest on actuarial liabilities	(11,434)	(16,805)	(5,052)	(4,071)	(10,104)	(7,997)	(16,947)	(15,388)
Current service costs	(508)	(678)	(2,669)	(2,480)	(5,707)	(5,221)	(22,123)	(22,804)
Past service costs		-	-	-	-	-	(3,326)	-
Immediate recognition of reduction	-	-	-	-	(14,156)	(15,075)	-	-
Cost recognized in statement of income	(11,942)	(17,483)	(7,721)	(6,551)	(29,967)	(28,293)	(42,396)	(38,192)

Estimated costs for the next year
Current service costs	(19)	(508)	(3,021)	(2,669)	(6,146)	(5,707)	(30,317)	(22,804)
Interest on actuarial liabilities	(6,268)	(11,434)	(5,669)	(5,052)	(10,893)	(10,104)	(35,728)	(15,388)
Estimated costs for the next year	(6,287)	(11,942)	(8,690)	(7,721)	(17,039)	(15,811)	(66,045)	(38,192)
(1)	Considers the sum of the retirement compensation, life insurance benefits and compensation for time of service granted in certain subsidiaries of Company.

19.2.7.   Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

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Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	Medical plan		F.G.T.S. penalty		Other (1)
Actuarial assumptions	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Economic hypothesis
Discount rate	9.61%	9.73%	9.42%	9.66%	13.77%	8.71%
Inflation rate	3.50%	3.50%	3.50%	3.50%	11.75%	4.88%
Medical inflation	6.60%	6.60%	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	3.50%	3.50%	8.34%	4.88%
F.G.T.S. balance growth	N/A	N/A	3.41%	3.70%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 Basic by gender	AT-2000 Basic by gender	AT-2000 Basic by gender	AT-2000 Basic by gender
Disability entry schedule	N/A	N/A	Vindas Álvaro's attenuated 30%	Vindas Álvaro's attenuated 30%
Schedule of turnover - BRF's historical	2023	2022	2023	2022
Demoraphic data
Number of active participants	1,015	13,776	92,120	91,490
Number of assisted beneficiary participants	1,415	1,610	-	-

19.2.8.   Expected benefit payments and average duration of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Other	Total

2024	2,016	20,718	20,704	42,985	86,423
2025	2,350	4,955	16,507	19,058	42,870
2026	2,773	5,652	16,355	20,007	44,787
2027	3,212	6,385	15,453	21,680	46,730
2028	3,603	6,237	18,939	22,861	51,640
2029 to 2033	25,324	41,929	86,808	221,431	375,492
Weighted average duration - in years	15.62	5.59	5.15	9.61

19.2.9.   Sensitivity analysis of post-employment plans

The Company prepared sensitivity analysis regarding the relevant assumptions of the plans as of December 31, 2023, as presented below:

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Financial Statements, Individual and Consolidated | 2023 and 2022

	Assumptions utilized	(+) Variation		(-) Variation
Relevant assumptions		Average (%)	Actuarial liabilities	Average (%)	Actuarial liabilities
Medical plan
Discount rate	9.61%	10.61%	56,322	8.61%	78,929
Medical inflation	6.60%	7.60%	78,902	5.60%	56,260
Award for length of service
Discount rate	9.42%	10.42%	120,327	8.42%	132,249
Turnover	Historical	+3%	107,233	-3%	151,251
F.G.T.S. penalty
Discount rate	9.42%	10.42%	67,125	8.42%	74,375
Wage growth rate	3.50%	4.50%	71,226	2.50%	69,899
Turnover	Historical	+3%	59,720	-3%	86,071

20.      Provision for tax, civil and labor risks

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include tax, social security, labor, civil, environmental, administrative and other processes.

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, labor, civil, environmental, administrative and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, environmental, administrative and other risks, classified as with probable loss, and contingent liabilities is presented below:

	Parent company
	Tax		Labor		Civil and other		Contingent liabilities (1)		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	396,119	397,067	520,976	624,258	355,125	354,531	96,956	97,859	1,369,176	1,473,715
Additions	100,454	115,896	357,821	406,103	55,716	58,782	-	-	513,991	580,781
Reversals	(63,542)	(86,010)	(239,496)	(332,210)	(48,317)	(67,797)	(38,015)	(903)	(389,370)	(486,920)
Payments	(164,104)	(75,249)	(270,771)	(311,047)	(43,045)	(41,064)	-	-	(477,920)	(427,360)
Interest	52,197	44,415	61,890	133,872	29,776	50,673	-	-	143,863	228,960
Ending balance	321,124	396,119	430,420	520,976	349,255	355,125	58,941	96,956	1,159,740	1,369,176

Current									717,119	863,313
Non-current									442,621	505,863

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.

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Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	Tax		Labor		Civil and other		Contingent liabilities (1)		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	399,675	400,101	526,710	628,767	358,304	357,013	130,848	131,751	1,415,537	1,517,632
Additions	100,454	116,269	359,512	408,903	55,734	59,302	-	-	515,700	584,474
Reversals	(66,405)	(86,165)	(240,152)	(332,819)	(48,480)	(67,826)	(38,016)	(903)	(393,053)	(487,713)
Payments	(164,104)	(75,249)	(270,771)	(311,047)	(43,045)	(41,064)	-	-	(477,920)	(427,360)
Interest	52,426	44,714	62,135	133,987	30,128	50,911	-	-	144,689	229,612
Exchange rate variation	(51)	5	(1,505)	(1,081)	(227)	(32)	-	-	(1,783)	(1,108)
Ending balance	321,995	399,675	435,929	526,710	352,414	358,304	92,832	130,848	1,203,170	1,415,537

Current									720,187	867,294
Non-current									482,983	548,243

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.
20.1.	Contingencies with probable losses

20.1.1.   Tax

The tax contingencies classified as probable losses relate to the following main legal proceedings:

ICMS: The Company is involved in administrative and judicial disputes related to the ICMS tax on the acquisition of goods for consumption and fixed assets, presumed credit, credit on electrical energy consumed in distribution center, lack of proof of export within the legal deadline, defeat, tax substitution, isolated fines, rate increase and others, in the amount of R$87,661 (R$64,088 on December 31, 2022).

PIS and COFINS: The Company is involved in administrative and judicial disputes related to the use of certain tax credits arising from the acquisition of supplies to offset federal taxes payable, in the amount of R$131,271 (R$157,121 as of December 31, 2022).

Other tax contingencies: The Company has other provisions for tax claims related to the payment of social security contribution, INCRA, debts included in the government regularization program (REFIS) with deposits awaiting consolidation and conversion into payment, differences in supplementary fiscal obligations, disputes related to presumed IPI credit, revenue omission - IRPJ estimate, import taxes, IOF and others, in the amount of R$103,063 (R$178,466 as of December 31, 2022).

20.1.2.   Labor

The Company is defendant in several labor claims either filed by individuals or by the Public Prosecutors Office, mainly related to overtime, thermal rest, unhealthy environment, occupational accidents, among others. None of these claims is individually significant. The Company recorded a provision based on past history of payments, statistical models and on prognosis of loss.

20.1.3.   Civil and others

Civil and other (environmental, administrative, regulatory, real estate, intellectual property, etc.) contingencies are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as disputes arising from contracts in general, intellectual property disputes, regulatory issues, environmental and real state, consumer relations, among others. The claims are mostly for compensation of losses and damages, application of penalties and compliance with obligations to do or not to do. None of these claims is individually significant.

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Financial Statements, Individual and Consolidated | 2023 and 2022

20.2.	Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On December 31, 2023, the total amount of contingencies classified as possible was R$18,627,512 (R$15,343,060 as of December 31, 2022), of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$92,832 (R$130,848 as of December 31, 2022). The remaining possible contingencies are presented below.

20.2.1.   Tax

The tax contingencies for which losses have been assessed as possible amounted to R$16,082,532 as of December 31, 2023 (R$13,247,512 as of December 31, 2022). The most relevant cases are set forth below:

PIS and COFINS: The Company discusses alleged differences charged under PIS/COFINS on (i) sales of seasoned meats, pasta and pies; (ii) presumed ICMS credits; (iii) disallowances of presumed credits from agro-industrial activities; (iv) credit disallowance on freight on transfer; (v) disallowances of credits for various inputs and services in view of the restriction by the Receita Federal do Brasil (“RFB”) on the concept of inputs; extemporaneous and other credits, totaling R$8,740,838 (R$7,055,855 on December 31, 2022).

ICMS: The Company is involved in disputes processes totaling R$4,042,445 (R$3,163,037 as of December 31, 2022) related to: (i) non-acceptance of ICMS credits in interstate sales from states that unilaterally granted fiscal benefits without the approval of the National Finance Policy Council (“CONFAZ”), the so-called “guerra fiscal” in the amount of R$17,464 (R$24,370 as of December 31, 2022); (ii) lack of evidence of exports in the amount of R$67,766 (R$77,163 as of December 31, 2022); (iii) infraction notices from State of Rio de Janeiro, for the period from 2014 to 2018, related to the supposed non-compliance of Agreement Terms (“TARE”) regarding tax benefits, in the amount of R$680,058 (R$621,261 as of December 31, 2022); (iv) Public Civil Action in Rio de Janeiro due do the use of tax benefits, in the amount of R$306,060 (R$276,521 as of December 31, 2022); (v) infraction notice about ICMS in Goiás relating to the disallowance of ICMS credit for the acquisition of inputs as the Tax Authorities understand that the Company made outflows subject to non-incidence, in the amount of R$210,876 (R$190,198 as of December 31, 2022); and (vi) R$2,760,221 (R$1,973,524 on December 31, 2022) related to other claims, highlighting the debts related to (a) supposed differences in tax substitution in the amount of R$673,579; (b) disallowance of presumed ICMS credit arising from tax benefit provided for in PRODEPE due to alleged non-compliance with ancillary obligations in the amount of R$309,704; (c) disallowance of presumed credit on transfers as the Tax Authorities understand that the PRODEIC benefit only applies to sales transactions in the amount of R$220,523; (d) disallowance of ICMS credit on entries for transfer of goods intended for commercialization on the grounds that the calculation basis used would have been higher than the production cost defined in complementary law 87/96 (art. 13, § 4) in the amount of R$239,020 and (e) disallowance of ICMS credit on intermediate materials that the Tax Authorities classified as use and consumption in the amount of R$ 273,644.

Income Tax and Social Contribution (IRPJ and CSLL): The Company is involved in administrative and judicial disputes related to refunds and compensation of negative income tax and social contribution balances, including credits arising from the Plano Verão and requirement of IRPJ and CSLL related to the compensation of tax loss carryforwards above the limit of 30% in the incorporation of entities. The contingencies related to these taxes totaled R$ 1,468,810 (R$1,408,391 as of December 31, 2022).

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Financial Statements, Individual and Consolidated | 2023 and 2022

Profits earned abroad: The Company was assessed by the Brazilian Federal Revenue for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$ 837,060 (R$779,018 as of December 31, 2022). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation.

IPI: The Company disputes administratively and judicially the denial of compensation of presumed IPI credits resulting from purchases of duty-free goods and secondary items. Such discussed cases totaled the amount of R$ 168,212 (R$187,371 as of December 31, 2022).

Social security taxes: The Company disputes cases related to the charges of social security on payroll, employees profit sharing, GILRAT additional for special retirement financing, SAT/RAT, as well as other cases, in a total amount of R$ 671,699 (R$482,687 as of December 31, 2022).

Other contingencies: The Company disputes cases related to the isolated fine for alleged non-compliance with ancillary obligations, customs fine on importation, alleged lack of proof of drawback, disallowance of reinstatement credit, and alleged differences in property tax, fees and services tax totaling R$153,469 (R$171,153 as of December 31, 2022).

20.2.2.   Labor

On December 31, 2023 the labor contingencies assessed as possible loss totaled R$304,133 (R$257,365 as of December 31, 2022).

20.2.3.   Civil and others

Civil and other (environmental, administrative, regulatory, real estate, intellectual property, etc.) contingencies for which losses were assessed as possible totaled R$2,240,847 (R$1,838,183 as of December 31, 2022) and are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as disputes arising from contracts in general, intellectual property disputes, administrative and regulatory issues, environmental and real state, consumer relations, among others. The claims are mostly for compensation of losses and damages, application of penalties and obligations to do or not to do.

21.	Equity

21.1. Capital Stock

On July 3rd, 2023 an Extraordinary General Shareholders’ Meeting was held and approved the amendment to the limit of authorization for capital increase by the Board of Directors, from 1,325,000,000 common shares to 1,825,000,000 common shares.

On July 13, 2023 the Company's Board of Directors approved: (a) the issuance of 600,000,000 new common shares, all registered, book-entry and without par value, free and clear of any liens or encumbrances; (b) the fixing of the price per share in the amount of R$9.00. The issuance totaled R$5,400,000, of which R$600,000 will be allocated to the capital stock account and R$4,800,000 will be allocated to the capital reserve. In this transaction, issuance costs in the amount of R$86,7594 were recorded.

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Financial Statements, Individual and Consolidated | 2023 and 2022

On December 31, 2023, the subscribed and paid capital of the Company was R$13,653,418, which is composed of 1,682,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$304,262.

21.1.1.	Breakdown of capital stock by nature

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

	12.31.23		12.31.22
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	842,165,702	50.06	360,133,580	33.27
Salic	180,000,000	10.70	-	-
Kapitalo Investimentos Ltda.	107,982,757	6.42	55,730,079	5.15
Caixa de Previd. dos Func. do Banco do Brasil	103,328,121	6.14	67,560,738	6.24
Management
Board of Directors	518,900	0.03	518,900	0.05
Executives	626,458	0.04	655,163	0.06
Fiscal Council	32,700	0.00	3,407	0.00
Treasury shares	3,817,179	0.23	4,356,397	0.40
Other	444,001,429	26.38	593,514,982	54.83
	1,682,473,246	100.00	1,082,473,246	100.00
21.1.2.	Rollforward of outstanding shares

Outstanding shares are determined by the number of common shares reduced by the number of shares held in treasury.

		Parent company
Quantity of outstanding of shares
	12.31.23	12.31.22
Beginning balance	1,078,116,849	807,419,692
Issue of shares on 07.13.23	600,000,000	270,000,000
Delivery of restricted shares	539,218	697,157
Ending balance	1,678,656,067	1,078,116,849
21.2.	Capital reserves and other equity transactions

The capital reserves contemplate the balances related with results on the sale, issue and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

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Financial Statements, Individual and Consolidated | 2023 and 2022

Parent company and Consolidated
	12.31.23	12.31.22
Capital reserves	2,763,364	2,338,476
Other equity transactions	(70,106)	(77,825)
Share-based payments	203,374	195,655
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)
21.3.	Absorption of accumulated losses

On December 31, 2023 the Company offset accumulated losses with capital reserves, as provided in Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law in the amount of R$4,375,112.

21.4.	Treasury shares

The Company has 3,817,179 shares held in treasury, recorded at average cost of R$25.19, expressed in Reais, per share and corresponding market value of R$52,715 on December 31, 2023.

		Parent company
Quantity of outstanding of shares
	12.31.23	12.31.22
Shares at the beggining of the period	4,356,397	5,053,554
Delivery of restricted shares	(539,218)	(697,157)
Shares at the end of the period	3,817,179	4,356,397

On December 7, 2023 the Company's Board of Directors approved the creation of a new program for the acquisition of shares issued by the Company up to the limit of 14,000,000 common shares, within a maximum period of 18 months. There were no share buybacks in 2023 under this program. In 2024, until the date of approval of these Financial Statements, 7,584,700 shares were repurchased at an average cost of R$12.62, totaling R$95,752.

22.	Earnings (loss) per share
	Continued operations
	12.31.23	12.31.22
Basic numerator
Net loss for the period attributable to controlling shareholders	(2,028,559)	(3,115,455)
Basic denominator
Weighted average number of outstanding shares - basic	1,360,268,402	1,052,606,000
Net loss per share basic - R$	(1.49)	(2.96)

Diluted denominator
Weighted average number of outstanding shares - diluted (1)	1,360,268,402	1,052,606,000
Net loss per share diluted - R$	(1.49)	(2.96)

98

Financial Statements, Individual and Consolidated | 2023 and 2022

(1)	Shares linked to share-based payment plans have an anti-dilutive effect in the years.
	Discontinued operations
	12.31.23	12.31.22
Basic numerator
Net loss for the year attributable to controlling shareholders	-	(50,948)
Basic denominator
Weighted average number of outstanding shares - basic	1,360,268,402	1,052,606,000
Net loss per share basic - R$	-	(0.05)

Diluted denominator
Weighted average number of outstanding shares - diluted (1)	1,360,268,402	1,052,606,000
Net loss per share diluted - R$	-	(0.05)
(1)	Shares linked to share-based payment plans have an anti-dilutive effect in the years.
	Continued and discontinued operations
	12.31.23	12.31.22
Basic numerator
Net loss for the period attributable to controlling shareholders	(2,028,559)	(3,166,403)
Basic denominator
Weighted average number of outstanding shares - basic	1,360,268,402	1,052,606,000
Net earnings (loss) per share basic - R$	(1.49)	(3.01)

Diluted denominator
Weighted average number of outstanding shares - diluted (1)	1,360,268,402	1,052,606,000
Net loss per share diluted - R$	(1.49)	(3.01)
(1)	Shares linked to share-based payment plans have an anti-dilutive effect in the years.
23.	Financial instruments and risk management
23.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 7, 2023, valid for one year and is available at the Company’s website.

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

»	To protect the Company’s operating and financial results, as well as its equity from adverse changes in the market prices, particularly commodities, foreign exchange and interests;
»	To protect the Company against counterparty risks in existing financial operations as well as to establish guidelines for sustaining the necessary liquidity to fulfil its financial commitments;

99

Financial Statements, Individual and Consolidated | 2023 and 2022

»	To protect the cash of Company against price volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments that can be used.

Additionally, the Management of the Company approved the following policies on November 10, 2021, which are available at the Company’s website:

»	Financial Policy, which aims to: (i) establish guidelines for the management of the Company's financial debt and capital structure; and (ii) guide the Company's decision-making in connection with cash management (financial investments).
»	Profit Allocation Policy, which aims to establish the practices adopted by the Company regarding the allocation of its profits, providing, among others, the periodicity of payment of dividends and the baseline used to establish the respective amount.

i) Indebtedness

The ideal capital structure definition at BRF is essentially associated with (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) minimization of the capital opportunity cost.

On December 31, 2023, the non-current consolidated gross debt, as presented below, represented 87.65% (83.75% as of December 31, 2022) of the total gross debt, which has an average term higher than eight years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	12.31.23			12.31.22
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(1,521,567)	(9,571,818)	(11,093,385)	(12,549,181)
Local currency loans and borrowings	(930,271)	(8,071,892)	(9,002,163)	(10,967,819)
Derivative financial instruments, net	32,282	470,011	502,293	(126,019)
Gross debt	(2,419,556)	(17,173,699)	(19,593,255)	(23,643,019)

Cash and cash equivalents	9,264,664	-	9,264,664	8,130,929
Marketable securities	447,878	319,995	767,873	824,775
Restricted cash	13,814	72,395	86,209	89,717
	9,726,356	392,390	10,118,746	9,045,421
Net debt	7,306,800	(16,781,309)	(9,474,509)	(14,597,598)

100

Financial Statements, Individual and Consolidated | 2023 and 2022

ii) Derivative financial instruments

Summarized financial position of derivative financial instruments, that aim to protect the risks described below:

		Parent company		Consolidated
	Note	12.31.23	12.31.22	12.31.23	12.31.22
Assets
Designated as hedge accounting
Foreign exchange risk on operating income	23.2.1 ii)	103,558	8,726	103,558	8,726
Commodities price risk	23.2.2	5,510	108,966	5,510	108,966
Interest rate risk	23.2.3	529,830	9,517	529,830	9,517
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	154	3,939	154	3,939
		639,052	131,148	639,052	131,148

Current assets		109,222	120,865	109,222	120,865
Non-current assets		529,830	10,283	529,830	10,283

Liabilities
Designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(52,149)	(84,633)	(52,149)	(84,633)
Foreign exchange risk on operating income	23.2.1 ii)	(7,600)	(17,551)	(7,600)	(17,551)
Commodities price risk	23.2.2	(14,363)	(26,730)	(14,363)	(26,730)
Interest rate risk	23.2.3	-	(122,002)	-	(122,002)
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(59,819)	(2,059)	(62,647)	(6,251)
		(133,931)	(252,975)	(136,759)	(257,167)

Current liabilities		(74,112)	(78,276)	(76,940)	(82,468)
Non-current liabilities		(59,819)	(174,699)	(59,819)	(174,699)

Position of derivative financial instruments - net		505,121	(121,827)	502,293	(126,019)

iii) Financial commitments

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	12.31.23
	Book value	Contractual cash flow	2024	2025	2026	2027	2028	2029 onwards
Non derivative financial liabilities
Loans and borrowings	17,699,302	26,523,692	3,026,062	2,268,023	1,601,987	3,779,886	1,507,940	14,339,794
Principal		17,470,841	1,878,462	1,348,401	748,956	2,981,539	939,150	9,574,333
Interest		9,052,851	1,147,600	919,622	853,031	798,347	568,790	4,765,461
Trade accounts payable	14,012,410	14,172,870	14,171,666	175	1,029	-	-	-
Lease liabilities	3,460,133	4,349,323	892,362	704,616	600,316	543,766	387,261	1,221,002
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Foreign exchange risk	59,749	59,749	59,749	-	-	-	-	-
Commodities price risk	14,363	14,363	14,363	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	59,819	18,732	-	-	-	18,732	-	-

101

Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	12.31.23
	Book value	Contractual cash flow	2024	2025	2026	2027	2028	2029 onwards
Non derivative financial liabilities
Loans and borrowings	20,095,548	29,239,484	3,360,512	2,381,197	3,865,863	3,784,178	1,507,940	14,339,794
Principal		19,856,354	2,073,011	1,355,195	2,929,729	2,984,936	939,150	9,574,333
Interest		9,383,130	1,287,501	1,026,002	936,134	799,242	568,790	4,765,461
Trade accounts payable	12,592,428	12,758,551	12,757,347	175	1,029	-	-	-
Lease liabilities	3,721,847	4,661,489	1,009,012	784,287	622,935	554,953	398,258	1,292,044
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Foreign exchange risk	59,749	59,749	59,749	-	-	-	-	-
Commodities price risk	14,363	14,363	14,363	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	62,647	18,732	-	-	-	18,732	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

23.2.	Market risk management
23.2.1.	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i) Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	12.31.23	12.31.22
Cash and cash equivalents	2,970,268	3,691,668
Trade accounts receivable	4,788,635	6,013,713
Trade accounts payable	(1,195,133)	(1,484,810)
Loans and borrowings	(8,715,484)	(12,241,309)
Other assets and liabilities, net	(30,310)	35,371
Exposure of assets and liabilities in foreign currencies	(2,182,024)	(3,985,367)
Derivative financial instruments (hedge)	2,033,346	3,721,930
Exposure in result, net	(148,678)	(263,437)

102

Financial Statements, Individual and Consolidated | 2023 and 2022

The net exposure in Reais is mainly composed of the following currencies:

Net Exposure (1)	12.31.23	12.31.22
Chilean Pesos (CLP)	220,116	256,121
Euros (EUR)	(25,050)	(43,445)
Angolan kwanza (AOA)	97,368	53,723
Yen (JPY)	(1,241)	(3,268)
Argentinian Peso (ARS)	(3,146)	(4,614)
Turkish Liras (TRY)	76,439	214,936
U.S. Dollars (USD)	(513,164)	(736,890)
Total	(148,678)	(263,437)
(1)	The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized as Financial Expenses in the Consolidate an expense of foreign exchange of derivatives of R$312,201 for the year ended on December 31, 2023 (expense of R$554,217 during the year ended on December 31, 2022). This derivative result offsets a foreign exchange income over assets and liabilities in the Consolidate of R$161,162 for the year ended on December 31, 2023 (R$474,052 during the year ended on December 31, 2022).

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on December 31, 2023 and are set forth below:

12.31.23
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Futures	BRL	USD	1st Qtr. 2024	USD	(224,250)	4.8690	(3,289)
Futures	USD	BRL	1st Qtr. 2024	USD	224,250	4.8690	3,444
Swap	USD + 4,35% p.a.	86,52% of CDI	3rd Qtr. 2026	USD	145,000	N/A	(41,087)
Swap	USD + 4.35% p.a.	CDI - 0,51% p.a.	3rd Qtr. 2026	USD	115,000	N/A	(18,732)
							(59,664)

Subsidiaries
Non-deliverable forward	EUR	TRY	1st Qtr. 2024	EUR	5,000	31.1500	460
Non-deliverable forward	USD	TRY	1st Qtr. 2024	USD	14,900	30.6070	(2,008)
Non-deliverable forward	USD	AOA	1st Qtr. 2024	USD	10,000	860.5000	(1,041)
Non-deliverable forward	USD	AOA	2nd Qtr. 2024	USD	2,000	893.0000	(241)
							(2,830)

Total Consolidated							(62,494)

103

Financial Statements, Individual and Consolidated | 2023 and 2022

12.31.23
							Fair value (R$)
Derivative instruments designated - Fair value hedge	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
FX and interest rate swap	USD debt	1st Qtr. 2024	FX + 7,33% p.a.	100% CDI + 2.20% p.a.	30,000	USD	(17,201)	(80,378)
FX and interest rate swap	USD debt	2nd Qtr. 2024	FX + 6.32% p.a.	100% CDI + 1,61% p.a.	130,000	USD	(34,948)	80,534
					160,000		(52,149)	156
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the senior unsecured notes.

ii) Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized in the Consolidate Net Revenue an income of R$303,837 for the year ended on December 31, 2023 (R$202,655 during the year ended on December 31, 2022).

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on December 31, 2023 are set forth below:

12.31.23
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2024	USD	128,500	5.2959	52,159
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2024	USD	65,500	5.1633	14,564
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2024	USD	45,500	5.2487	11,528
Collar	USD Exports	BRL	USD	1st Qtr. 2024	USD	295,000	5.0122	15,693
Collar	USD Exports	BRL	USD	2nd Qtr. 2024	USD	40,000	5.0151	2,014
						574,500		95,958
(1)	Correspond to the not realized portion of the hedge which is registered in Other comprehensive income.

During the 2nd quarter of 2023, the Bond BRF SA BRFSBZ 3.95 loan, designated as an export protection instrument, was settled and the amount of R$(548,639) previously accumulated in Other Comprehensive Income was reclassified to income for the year under Net Revenue.

iii) Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure.

104

Financial Statements, Individual and Consolidated | 2023 and 2022

As a result of this strategy, the Company recognized revenue of R$145,328 under Other comprehensive income for the year ended on December 31, 2023 (R$87,929 during the year ended on December 31, 2022).

The non-derivative financial instruments designated as net investment hedge instruments on December 31, 2023 are set forth below:

12.31.23
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2050	USD (2)	44,158	3.7649	(82,409)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2050	USD (2)	88,552	3.7649	(96,199)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2050	USD (2)	53,446	3.7649	(70,185)
Bond - BRF SA BRFSBZ 4.35	BRF Foods GmbH	USD	3rd Qtr. 2050	USD (3)	170,721	5.1629	33,138
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd Qtr. 2050	USD (3)	23,426	5.1629	8,639
					380,303		(207,016)
(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	Designated on August 1st, 2019.
(3)	Designated on November 9, 2022.
23.2.2.	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

The Risk Policy establishes coverage limits to the flow of purchases of corn, meal and soy, soybeans and soybean oil with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

As a result of this protection strategy the Company recognized in the Consolidate Cost of goods sold an expense of R$103,305 for year ended on December 31, 2023 (expense of R$437,324 during the year ended on December 31, 2022).

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance.

The financial instruments designated as cash flow hedges for the variable commodities price exposure on December 31, 2023 are set forth below:

105

Financial Statements, Individual and Consolidated | 2023 and 2022

12.31.23
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2024	4,000	ton	445.83	(390)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2024	8,000	ton	458.42	(357)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2024	31,992	ton	460.11	(3,009)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2024	119,944	ton	198.28	(2,154)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	3rd Qtr. 2024	119,944	ton	198.57	(1,633)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	4th Qtr. 2024	119,944	ton	200.93	(1,509)
Collar - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2023	82,008	ton	199.53	(1,153)
Collar - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2024	49,545	ton	1,136.19	1,106
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2024	6,001	ton	1,107.23	(918)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2024	4,001	ton	1,094.04	(451)
Collar - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2024	87,750	ton	1,178.85	2,207
				633,129			(8,261)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on December 31, 2023 are set forth below:

12.31.23
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2024	69,633	ton	1,199.42	(592)
				69,633			(592)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

The open and liquidated derivative financial instrument still generate impacts in the statement of financial position of: i) Consolidate Inventory a debit in the amount of R$95,986 on December 31, 2023 (R$18,853 on December 31, 2022); ii) Other comprehensive income a credit amount of R$322 on December 31, 2023 (credit of R$43,398 on December 31, 2022).

23.2.3.	Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the volatility of such rates and manage the mismatch between its financial assets and liabilities.

As a result of this protection strategy the Company recognize in the Consolidated Financial Income and Expenses an income of R$328,121 for the year ended on December 31, 2023 (expense of R$281,453 during the year ended on December 31, 2022).

The derivative financial instruments used to hedge the exposure to interest rates as of December 31, 2023 are presented in the table below:

106

Financial Statements, Individual and Consolidated | 2023 and 2022

12.31.23
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.57% p.a.	200,000	BRL	30,943	8,710
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	100% of CDI	200,000	BRL	25,580	10,238
Interest rate swap	Debenture - 2nd issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.20% p.a.	400,000	BRL	63,003	(15,575)
Interest rate swap	Debenture - 2nd issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	595,000	BRL	80,526	(89,632)
Interest rate swap	Debenture - 3rd issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0,12% a.a.	1,000,000	BRL	177,896	54,509
Interest rate swap	Debenture - 1st issue - 1ª series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109,32% of CDI	990,000	BRL	151,881	130,182
					3,385,000		529,829	98,432
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.
23.3.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

23.3.1.	Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

23.3.2.	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

23.4.	Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

107

Financial Statements, Individual and Consolidated | 2023 and 2022

23.5.	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results, for which it uses derivative financial instruments to protect, are the volatility of commodities prices, foreign exchange rates and interest rates.

For the probable scenario of commodities, Management uses as a reference the future value of assets on December 31, 2023 and therefore understands that there will be no changes in the results of operations. As for the exchange rate, the likely scenario is referenced by external sources such as the Central Bank of Brazil (“BACEN”) and Bloomberg Focus report based on the exchange rate forecast for next year or in the absence of the latest available date.

In the possible and remote scenarios, both positive and negative variations of 15% and 30% respectively were considered in both cases from the probable scenario. Such sensitivity scenarios originate from information and assumptions used by Management in monitoring the previously mentioned risks.

The information used in the preparation of the analysis is based on the position as of December 31, 2023, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

108

Financial Statements, Individual and Consolidated | 2023 and 2022

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Balance	- 30%	- 15%		+ 15%	+ 30%
USD	3.5000	4.2500	5.0000	5.7500	6.5000

Monetary assets and liabilities	741,601	326,928	(87,745)	(502,418)	(917,091)
Derivative instruments - not designated	(599,427)	(264,252)	70,923	406,098	741,273
Net effect	142,174	62,676	(16,822)	(96,320)	(175,818)

EUR	3.9690	4.8195	5.6700	6.5205	7.3710

Monetary assets and liabilities	13,385	5,151	(3,082)	(11,316)	(19,550)
Derivative instruments - not designated	(6,913)	(2,661)	1,592	5,844	10,097
Net effect	6,472	2,490	(1,490)	(5,472)	(9,453)

JPY	0.0263	0.0319	0.0375	0.0431	0.0488

Monetary assets and liabilities	289	85	(119)	(323)	(526)
Net effect	289	85	(119)	(323)	(526)

TRY	0.1149	0.1395	0.1641	0.1887	0.2133

Monetary assets and liabilities	(52,450)	(26,118)	214	26,546	52,878
Derivative instruments - not designated	29,584	14,731	(121)	(14,973)	(29,825)
Net effect	(22,866)	(11,387)	93	11,573	23,053

AOA	0.0041	0.0049	0.0058	0.0067	0.0075

Monetary assets and liabilities	(45,655)	(22,124)	1,406	24,936	48,467
Derivative instruments - not designated	17,061	8,268	(525)	(9,319)	(18,112)
Net effect	(28,594)	(13,856)	881	15,617	30,355

ARS	0.0019	0.0023	0.0027	0.0031	0.0035

Monetary assets and liabilities	2,160	1,949	1,738	1,527	1,316
Net effect	2,160	1,949	1,738	1,527	1,316

CLP	0.0038	0.0047	0.0055	0.0063	0.0071

Monetary assets and liabilities	(66,315)	(33,358)	(400)	32,557	65,515
Net effect	(66,315)	(33,358)	(400)	32,557	65,515

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	3.5000	4.2500	5.0000	5.7500	6.5000

Revenue in USD	(770,577)	(339,702)	91,173	522,048	952,923
NDF	321,241	141,616	(38,009)	(217,634)	(397,259)
Collar	442,768	191,518	(12,307)	(208,500)	(459,750)
Net effect	(6,568)	(6,568)	40,857	95,914	95,914

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Financial Statements, Individual and Consolidated | 2023 and 2022

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
Soybean meal - CBOT	289	350	412	474	536

Cost of sales	5,440	2,720	-	(2,720)	(5,440)
Collar	(4,628)	(2,079)	-	359	1,831
NDF	(496)	(248)	-	248	496
Net effect	316	393	-	(2,113)	(3,113)

Soybean oil - CBOT	835	1,014	1,193	1,372	1,551

Cost of sales	3,579	1,789	-	(1,789)	(3,579)
NDF	(3,579)	(1,789)	-	1,789	3,579
Net effect	-	-	-	-	-

Corn - CBOT	139	169	199	228	258

Cost of sales	26,323	13,162	-	(13,162)	(26,323)
Collar	(3,755)	(1,412)	-	343	2,282
NDF	(21,476)	(10,738)	-	10,738	21,476
Net effect	1,092	1,012	-	(2,081)	(2,565)

Corn - B3	756	918	1,079	1,241	1,403

Cost of sales	21,911	10,955	-	(10,955)	(21,911)
Collar	(15,696)	(349)	-	12,520	38,068
Future	22,039	11,019	-	(11,019)	(22,039)
Net effect	28,254	21,625	-	(9,454)	(5,882)

110

Financial Statements, Individual and Consolidated | 2023 and 2022

23.6.	Financial instruments by category
	Parent company
	12.31.23
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	246,544	-	246,544
Cash equivalents	-	4,455,005	4,455,005
Marketable securities	-	428,597	428,597
Restricted cash	30,952	-	30,952
Trade accounts receivable	5,323,966	337,898	5,661,864
Notes receivables	66,261	-	66,261
Derivatives not designated	-	154	154
Derivatives designated as hedge accounting (1)	-	638,898	638,898

Liabilities
Trade accounts payable	(14,012,410)	-	(14,012,410)
Loans and borrowings (2)	(12,677,960)	(5,021,342)	(17,699,302)
Derivatives not designated	-	(59,819)	(59,819)
Derivatives designated as hedge accounting (1)	-	(74,112)	(74,112)
	(21,022,647)	705,279	(20,317,368)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

	Parent company
	12.31.22
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	140,724	-	140,724
Cash equivalents	-	3,843,347	3,843,347
Marketable securities	-	380,048	380,048
Restricted cash	27,515	-	27,515
Trade accounts receivable	5,752,864	274,493	6,027,357
Other receivables	38,443	-	38,443
Derivatives not designated	-	3,939	3,939
Derivatives designated as hedge accounting	-	127,209	127,209

Liabilities
Trade accounts payable	(12,613,065)	-	(12,613,065)
Loans and borrowings	(12,925,562)	(7,461,296)	(20,386,858)
Derivatives not designated	-	(2,059)	(2,059)
Derivatives designated as hedge accounting	-	(250,916)	(250,916)
	(19,579,081)	(3,085,235)	(22,664,316)

111

Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	12.31.23
	Amortized cost	FVTOCI (3)	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,607,257	-	-	1,607,257
Cash equivalents	-	-	7,657,407	7,657,407
Marketable securities	291,402	12,103	464,368	767,873
Restricted cash	86,209	-	-	86,209
Trade accounts receivable	4,434,070	-	337,898	4,771,968
Notes receivables	66,261	-	-	66,261
Derivatives not designated	-	-	154	154
Derivatives designated as hedge accounting (1)	-	-	638,898	638,898

Liabilities
Trade accounts payable	(12,592,428)	-	-	(12,592,428)
Loans and borrowings (2)	(15,074,206)	-	(5,021,342)	(20,095,548)
Derivatives not designated	-	-	(62,647)	(62,647)
Derivatives designated as hedge accounting (1)	-	-	(74,112)	(74,112)
	(21,181,435)	12,103	3,940,624	(17,228,708)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

	Consolidated
	12.31.22
	Amortized cost	FVTOCI (3)	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,865,077	-	-	1,865,077
Cash equivalents	-	-	6,265,852	6,265,852
Marketable securities	379,145	11,752	433,878	824,775
Restricted cash	89,717	-	-	89,717
Trade accounts receivable	3,918,570	-	274,493	4,193,063
Other receivables	38,443	-	-	38,443
Derivatives not designated	-	-	3,939	3,939
Derivatives designated as hedge accounting	-	-	127,209	127,209

Liabilities
Trade accounts payable	(14,136,224)	-	-	(14,136,224)
Loans and borrowings	(16,055,704)	-	(7,461,296)	(23,517,000)
Derivatives not designated	-	-	(6,251)	(6,251)
Derivatives designated as hedge accounting	-	-	(250,916)	(250,916)
	(23,900,976)	11,752	(613,092)	(24,502,316)
23.7.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

112

Financial Statements, Individual and Consolidated | 2023 and 2022

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 - Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 - Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 - Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments accounted at fair value by measurement hierarchy. For year ended December 31, 2023, there were no changes among the 3 levels of hierarchy.

	Parent company
	12.31.23			12.31.22
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	11,359	-	11,359	10,793	-	10,793
Term deposits	-	-	-	154,025	-	154,025
Bank deposit certificates	-	4,438,970	4,438,970	-	3,675,037	3,675,037
Financial treasury bills	412,107	-	412,107	364,543	-	364,543
Investment funds	21,166	-	21,166	18,997	-	18,997
Trade accounts receivable	-	337,898	337,898	-	274,493	274,493
Derivatives	-	639,052	639,052	-	131,148	131,148
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(133,931)	(133,931)	-	(252,975)	(252,975)
Loans and borrowings	-	(5,021,342)	(5,021,342)	-	(7,461,296)	(7,461,296)
	444,632	260,647	705,279	548,358	(3,633,593)	(3,085,235)

113

Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	12.31.23			12.31.22
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Stocks	12,103	-	12,103	11,752	-	11,752
Fair value through profit and loss
Savings account and overnight	17,570	-	17,570	12,720	-	12,720
Term deposits	2,758,300	-	2,758,300	2,495,438	-	2,495,438
Bank deposit certificates	-	4,876,861	4,876,861	-	3,754,202	3,754,202
Financial treasury bills	412,107	-	412,107	364,543	-	364,543
Investment funds	21,186	-	21,186	19,018	-	19,018
Trade accounts receivable	-	337,898	337,898	-	274,493	274,493
Derivatives	-	639,052	639,052	-	131,148	131,148
Other titles	35,751	-	35,751	53,809	-	53,809
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(136,759)	(136,759)	-	(257,167)	(257,167)
Loans and borrowings	-	(5,021,342)	(5,021,342)	-	(7,461,296)	(7,461,296)
	3,257,017	695,710	3,952,727	2,957,280	(3,558,620)	(601,340)

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

		Parent company and Consolidated
			12.31.23		12.31.22
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 3/4	USD	2024	-	-	(1,525,727)	(1,513,221)
BRF SA BRFSBZ 3.95	USD	2023	-	-	(1,185,479)	(1,209,990)
BRF SA BRFSBZ 4 7/8	USD	2030	(2,896,104)	(2,506,390)	(3,119,390)	(2,602,599)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,209,653)	(2,398,081)	(3,463,081)	(2,503,033)
Debenture - 1st issue	BRL	2026	(830,144)	(853,640)	(768,428)	(756,718)
Debenture - 2nd issue	BRL	2027 - 2030	(2,681,294)	(3,048,882)	(2,355,427)	(2,366,883)
Debenture - 3rd issue	BRL	2031	(1,214,044)	(1,214,044)	(1,013,639)	(877,103)
Debenture - 4rd issue	BRL	2027 - 2032	(1,908,952)	(2,032,361)	(1,802,652)	(1,717,004)
Parent company			(12,740,191)	(12,053,398)	(15,233,823)	(13,546,551)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(1,453,805)	(1,360,530)	(2,608,613)	(2,367,075)
Consolidated			(14,193,996)	(13,413,928)	(17,842,436)	(15,913,626)

114

Financial Statements, Individual and Consolidated | 2023 and 2022

24.	Segment information

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	In-natura: production and sale of whole poultry and cuts and pork and other cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

	Consolidated
Net sales	12.31.23	12.31.22
Brazil
In-natura	5,914,882	5,976,960
Processed	20,601,576	20,878,697
Other sales	342,460	142,131
	26,858,918	26,997,788

International
In-natura	19,888,732	20,044,710
Processed	3,765,633	3,679,233
Other sales	197,399	379,192
	23,851,764	24,103,135

Other segments	2,904,758	2,704,105
	53,615,440	53,805,028

115

Financial Statements, Individual and Consolidated | 2023 and 2022

The gross profit and income (loss) before financial results for each segment and for Corporate are set forth below:

	Consolidated
	Gross profit		Income (loss) before financial results and income taxes
	12.31.23	12.31.22	12.31.23	12.31.22
Brazil	5,916,699	3,892,719	1,602,298	(352,138)
Margin (%)	22.0%	14.4%	6.0%	-1.3%
International	2,121,851	3,523,769	(1,214,167)	403,661
Margin (%)	8.9%	14.6%	-5.1%	1.7%
Other segments	764,791	716,164	357,720	440,062
Margin (%)	26.3%	26.5%	12.3%	16.3%
Subtotal	8,803,341	8,132,652	745,851	491,585
Corporate	30,360	-	90,290	(627,874)
Total	8,833,701	8,132,652	836,141	(136,289)
Margin (%)	16.5%	15.1%	1.6%	-0.3%

The composition of selected items that were not allocated to the Company’s operating segments as they are not linked to its main activity and, therefore, were presented as Corporate is set forth below:

	Consolidated
Corporate	12.31.23	12.31.22
Results with sale and disposal of fixed assets	86,475	3,582
Reversal/(provision) for tax and civil contingencies	21,707	(50,397)
Expenses with demobilization	(277)	1,398
Investigations involving the Company	(1,111)	(588,774)
Other	(16,504)	6,317
	90,290	(627,874)

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the nine-month period ended December 31, 2023 and 2022.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,783,873	1,865,390	415,904	423,846	2,199,777	2,289,236
Other segments	455,567	457,215	474,871	474,875	930,438	932,090
	3,390,938	3,474,103	1,873,253	1,881,199	5,264,191	5,355,302

116

Financial Statements, Individual and Consolidated | 2023 and 2022

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

117

Financial Statements, Individual and Consolidated | 2023 and 2022

25.	Net sales
	Parent company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Gross sales
Brazil	32,922,387	33,325,565	32,922,332	33,325,565
International	18,920,322	18,119,377	25,203,968	25,253,452
Other segments	2,120,752	1,862,626	3,494,983	3,305,974
	53,963,461	53,307,568	61,621,283	61,884,991

Sales deductions
Brazil	(6,063,414)	(6,327,777)	(6,063,414)	(6,327,777)
International	(117,697)	(148,112)	(1,352,204)	(1,150,317)
Other segments	(201,431)	(200,819)	(590,225)	(601,869)
	(6,382,542)	(6,676,708)	(8,005,843)	(8,079,963)

Net sales
Brazil	26,858,973	26,997,788	26,858,918	26,997,788
International	18,802,625	17,971,265	23,851,764	24,103,135
Other segments	1,919,321	1,661,807	2,904,758	2,704,105
	47,580,919	46,630,860	53,615,440	53,805,028
26.      Other operating income (expenses)

	Parent company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Recovery of expenses	47,092	119,257	52,600	128,847
Provision reversal	1,838	1,430	3,434	1,462
Scrap sales	13,088	12,427	16,416	16,226
Civil and tax contingencies (assets or liabilities)	150,281	(101,268)	146,423	(102,491)
Other employees benefits	(18,265)	(19,519)	(18,265)	(19,519)
Insurance claims costs	(19,356)	(21,743)	(18,878)	(22,366)
Gains on the disposal and write-off of non-financial assets (1)	62,638	(3,433)	63,229	(3,985)
Demobilization expenses	(277)	1,398	(277)	1,398
Expenses with investigations	(1,112)	(588,774)	(1,112)	(588,774)
Expected credit losses in other receivables	(1,370)	264	(1,481)	102
Other	6,864	36,685	8,423	43,830
	241,421	(563,276)	250,512	(545,270)
(1)	Includes gain on disposal of properties linked to production and expenses of R$33,499 relating to the impairment of property, plant and equipment reclassified to assets held for sale.

118

Financial Statements, Individual and Consolidated | 2023 and 2022

27.      Financial income (expenses)

		Parent company		Consolidated
	Note	12.31.23	12.31.22	12.31.23	12.31.22
Financial income
Interest on cash and cash equivalents	4	332,005	269,915	544,009	309,162
Income with marketable securities	5	66,867	72,468	93,410	126,106
Fair value through profit and loss		66,867	72,468	66,868	70,939
Amortized cost		-	-	26,542	55,167
Interest on recoverable taxes	9	434,194	306,473	434,737	307,313
Interest and financial income on other assets (3)		72,139	306,895	130,364	340,354
		905,205	955,751	1,202,520	1,082,935
Financial expenses
Interests on loans and borrowings	15	(1,910,225)	(1,656,680)	(2,156,842)	(1,851,643)
Interest with related parties	29	(449,791)	(283,647)	-	-
Interest on contingencies	20	(144,281)	(138,310)	(144,281)	(138,433)
Interest on leases	17	(302,546)	(196,223)	(323,452)	(220,406)
Interest on actuarial liabilities		(39,581)	(40,559)	(53,193)	(47,385)
Taxes on financial income		(43,543)	(17,857)	(49,531)	(26,245)
Adjustment to present value (2)	6 and 16	(1,024,518)	(994,888)	(1,001,451)	(976,104)
Other financial expenses		(296,481)	(227,531)	(407,562)	(325,549)
		(4,210,966)	(3,555,695)	(4,136,312)	(3,585,765)
Foreign exchange, prices and monetary variations
Exchange rate variation on monetary assets and liabilities and prices		1,242,102	1,673,386	161,162	474,052
Foreign exchange of derivatives		(363,373)	(588,792)	(312,201)	(554,217)
Interest and fair value of derivatives		(281,710)	(495,992)	(284,720)	(483,954)
Net monetary gains or losses (1)		-	-	548,704	398,194
		597,019	588,602	112,945	(165,925)
		(2,708,742)	(2,011,342)	(2,820,847)	(2,668,755)
(1)	Effects of monetary correction resulting from operations in hyperinflationary economy.
(2)	The adjustment to present value considers the balances of trade accounts receivable and trade accounts payable and the rate used for the year ended on December 31, 2023 was 13.13% p.a. (15.72% p.a. for the year ended on December 31, 2022).
(3)	Includes financial income in the amount of R$46,768 (R$275,917 on December 31, 2022) relating repurchase of senior notes (note 15.2).

119

Financial Statements, Individual and Consolidated | 2023 and 2022

28.	Expenses by nature

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company		Consolidated
	12.31.23	12.31.22	12.31.23	12.31.22
Costs of sales
Raw materials and supplies	27,854,359	29,837,291	33,474,310	34,930,469
Salaries and employees benefits	4,773,282	4,296,083	5,161,849	4,690,868
Depreciation	2,280,131	2,169,336	2,448,711	2,319,631
Amortization	111,082	84,912	210,288	185,852
Other	3,197,169	3,070,376	3,486,581	3,545,556
	38,216,023	39,457,998	44,781,739	45,672,376

Sales expenses
Indirect and direct logistics expenses	3,903,856	3,685,924	3,691,443	3,415,266
Marketing	635,096	610,807	802,754	801,194
Salaries and employees benefits	1,277,399	1,129,660	1,697,652	1,548,788
Depreciation	221,825	167,282	382,267	341,009
Amortization	63,191	49,917	82,911	68,317
Other	488,386	621,964	797,136	892,574
	6,589,753	6,265,554	7,454,163	7,067,148

Administrative expenses
Salaries and employees benefits	228,937	190,953	366,142	319,187
Fees	65,107	46,363	65,417	46,602
Depreciation	33,483	23,669	41,710	33,896
Amortization	46,866	32,395	58,894	43,000
Other	101,191	90,147	225,673	202,142
	475,584	383,527	757,836	644,827

The Company incurred in expenses with internal research and development of new products of R$48,041 for the year ended December 31, 2023 in the Parent Company and in the Consolidated (R$33,389 in the Parent Company and in the Consolidated for the year ended December 31, 2022).

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Financial Statements, Individual and Consolidated | 2023 and 2022

29.      Related parties

The balances of the transactions with related parties are as follows:

									Parent company
	Accounts receivable		Dividends and interest on shareholders' equity receivable		Trade accounts payable		Other rights		Advances and other liabilities
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23		12.31.22
Banvit	-	-	-	-		-	708	2,683	-		-
BRF Energia S.A.	-	-	-	-	(208,168)	(19,925)	-	-	-		-
BRF Foods GmbH	346,703	470,608	-	-	-	-	124	9	-		-
BRF Global GmbH	3,118,425	3,903,189	-	-	(2,527,079)	-	-	-	(4,807,979)	(1)	(7,042,333)
BRF GmbH	-	-	-	-	-	-	-	-	(1,300,782)	(2)	(1,611,779)
Hercosul Alimentos Ltda.	5,968	10,662	-	-	-	-	440	-	-		-
Hercosul International S.R.L.	19	732	-	-	(305)	(1,519)	-	-	-		-
Mogiana Alimentos S.A.	9,953	19,934	-	-	-	(56)	497	-	-		-
BRF Singapore Foods PTE Ltd.	-	-	-	-	-	-	-	-	(2,683)		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	(3,247)		(4,019)
Sadia Chile S.A.	221,298	258,116	-	-	-	-	90	90	-		-
Sadia Uruguay S.A.	418	-	-	-	-	-	-	-	(57,567)		(47,141)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	13	64	-	-	-	-	-		-
Marfrig Global Foods S.A.	7,945	11,251	-	-	(21,370)	(24,228)	-	-	-		-
Marfrig Chile S.A.	1,762	796	-	-	-	-	-	-	-		-
Quickfood S.A.	24,852	18,531	-	-	-	-	-	-	-		-
Marfrig Alimentos S.A.	-	98	-	-	-	-	-	-	-		-
MFG Agropecuária Ltda.	1	-	-	-	-	-	-	-	-		-
Pampeano Alimentos S.A.	473	217	-	-	(112)	-	-	-	-		-
Total	3,737,817	4,694,134	13	64	(2,757,034)	(45,728)	1,859	2,783	(6,172,258)		(8,705,272)
(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other obligations with Related parties.

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Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	Accounts receivable		Trade accounts payable
	12.31.23	12.31.22	12.31.23	12.31.22
Marfrig Global Foods S.A.	7,945	11,251	(24,838)	(26,970)
Marfrig Chile S.A.	2,563	2,258	(195)	(42)
Quickfood S.A.	24,852	18,531	-	-
Marfrig Alimentos S.A.	-	98	-	-
Weston Importers Ltd.	366	-	-	-
MFG Agropecuária Ltda.	1	-	-	-
Pampeano Alimentos S.A.	473	217	(112)	-
Total	36,200	32,355	(25,145)	(27,012)

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Financial Statements, Individual and Consolidated | 2023 and 2022

					Parent company
	Sales		Financial results, net		Purchases
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
BRF Energia S.A.	-	-	-	-	(298,247)	(334,068)
BRF Foods GmbH	-	301,468	-	-	-	-
BRF Global GmbH	17,520,230	16,724,840	(445,631)	(279,784)	-	-
BRF Pet S.A.	-	8,681	-	-	-	(266)
Hercosul Alimentos Ltda.	22,756	33,697	-	-	-	(15,567)
Hercosul Distrib. Ltda.	11	4,082	-	-	-
Hercosul International S.R.L.	1,427	4,191	-	-	(2,286)	(6,133)
Hercosul Solução em Transportes	-	-	-	-	-	(759)
Mogiana Alimentos S.A.	41,753	48,800	-	-	-	-
Sadia Alimentos S.A.	-	-	(176)	(171)	-	-
Sadia Chile S.A.	414,832	303,096	-	-	-	-
Sadia Uruguay S.A.	110,456	103,316	(3,984)	(3,692)	-	-
Marfrig Global Foods S.A.	61,320	76,554	-	-	(362,793)	(446,024)
Marfrig Chile S.A.	8,167	7,254	-	-	-	-
Quickfood S.A.	95,631	81,913	-	-	-	-
Marfrig Alimentos S.A.	-	242	-	-	-	-
Pampeano Alimentos S/A	866	237	-	-	(112)	-
Total	18,277,449	17,698,371	(449,791)	(283,647)	(663,438)	(802,817)

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Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	Sales		Purchases
	12.31.23	12.31.22	12.31.23	12.31.22
Marfrig Global Foods S.A.	61,320	76,553	(472,903)	(572,357)
Marfrig Chile S.A.	12,790	15,273	(1,290)	(1,187)
Quickfood S.A.	95,631	84,875	-	-
Marfrig Alimentos S.A.	-	242	-	-
Weston Importers Ltd.	1,536	-	-	-
Pampeano Alimentos S/A	866	237	(112)	-
Total	172,143	177,180	(474,305)	(573,544)

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy respecting market conditions. As of December 31, 2023 the balance of these transactions was R$1,132,634 (R$2,156,987 as of December 31, 2022).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 19). Additionally, the Company leased properties owned by BRF Previdência, and for the year ended December 31, 2023 the total amount of lease payments was R$21,936 (R$22,241 for the year ended December 31, 2022).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

On December 16, 2022, BRF issued a guarantee to the promissory commercial notes issued by Potengi, public offering with limited distribution efforts with maturity in eighteen (18) months. The total amount of the Offer is R$700,000. BRF issued a joint guarantee limited to the amount corresponding to 24% of the Offer amount.

On August 14, 2023, BRF provided financing guarantees to Potengi, with Banco do Brasil S.A., through the opening of fixed credit up to a limit of R$144,000, coming from ordinary resources from the Fundo de Desenvolvimento do Nordeste – (“FDNE”), transferred to finance the implementation of the Cajuína 1 Wind Generating Plant, located in Rio Grande do Norte.

On January 19, 2024, BRF provided guarantees with the purpose of ensuring compliance with the main and additional obligations undertaken by Potengi at its first issue of 300,000 simple debentures, not convertible into shares, in a single series, with a maturity period of eighteen (18) years. The nominal unit value is R$1, with BRF providing a personal guarantee for the amount corresponding to 24% of the issue value.

29.1.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

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Financial Statements, Individual and Consolidated | 2023 and 2022

	Consolidated
	12.31.23	12.31.22
Salary and profit sharing	61,427	35,547
Short-term benefits (1)	266	1,263
Private pension	800	834
Termination benefits	8,413	1,237
Share-based payment	14,923	27,210
	85,829	66,091
(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$16,917 for the year ended December 31, 2023 (R$18,072 for the year ended December 31, 2023).

30.	Government grants

The Company has tax benefits related to ICMS granted by the state governments as follows: Programa de Desenvolvimento Industrial e Comercial de Mato Grosso (“PRODEIC”), Programa de Desenvolvimento do Estado de Pernambuco (“PRODEPE”) and Fundo de Participação e Fomento à Industrialização do Estado de Goiás (“FOMENTAR”). Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development.

For the year ended December 31, 2023, the government grants totaled R$349,390 (R$337,980 for the year ended December 31, 2022), which were registered in the statement of income (loss) as Net sales, Cost of sales and Other operating income (expenses), net, according to the nature of each grant.

31.	Commitments

In the normal course of the business, the Company entered into long-term agreements with third parties, which mainly include purchase of, secondary materials, energy inputs, storage and industrialization services, among others to support its activities. In these agreements, the prices agreed may be fixed or to be fixed. These agreements contain termination clauses for non-compliance with essential obligations and the minimum contractually agreed is generally purchased and, for this reason, there are no liabilities recorded in addition to the amount that is recognized on an accrual basis. On December 31, 2023, firm purchase commitments in the Parent Company totaled R$4,524,719 and R$5,023,227 in the Consolidated. (1)

(1)	In order to improve information on commitments, the Company reevaluated the format and basis of disclosure and began to demonstrate only values referring to commitments already contracted with termination clauses for non-compliance.
32.	Insurance coverage – consolidated

The Company’s policy for insurance considers the concentration and relevance of the risks identified in its risk management program.

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Financial Statements, Individual and Consolidated | 2023 and 2022

		12.31.23
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits.	3,368,290
Transport of goods	Coverage of goods in transit and in inventories.	783,019
Civil responsability	Third party complaints.	387,304

Each legal entity has its own coverages, which are not complementary.

33.	Transactions that do not involve cash

The following transactions did not involve cash or cash equivalents during the year ended December 31, 2023:

(i)	Capitalized loan interest: for the year ended December 31, 2023 amounted to R$51,225 in the Parent Company and R$56,871 in the Consolidated (R$83,303 in the Parent Company and R$93,261 in the Consolidated for the year ended December 31, 2022).

(ii)	Addition of lease by right-of-use assets and respective lease liability: for year ended on December 31, 2023 amounted to R$1,373,778 in the parent company and R$1,420,083 in the consolidated (R$865,415 in the parent company and R$1,178,711 in the consolidated for the year ended December 31, 2022).

(iii)	Leniency Agreement: in the 2nd quarter of 2023, the amount of Leniency Agreement, updated according to the agreement, was settled, as follows: (i) 70% with tax losses in the amount of R$435,128 (note 10.1); (ii) 30% with PIS and COFINS and IRPJ tax credits in the amount of R$186,483 (notes 9.2 and 9.4).

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Financial Statements, Individual and Consolidated | 2023 and 2022

34.	Approval of the Financial Statements

The financial statements were approved and the issuance authorized by the Board of Directors on February 26, 2024.

BOARD OF DIRECTORS

Global President Office (Non-Independent)	Marcos Antonio Molina dos Santos
Vice-Chairman (Non-Independent)	Sérgio Agapito Lires Rial
Independent Member	Aldo Luiz Mendes
Independent Member	Altamir Batista Mateus da Silva
Independent Member	Deborah Stern Vieitas
Non-Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Márcia Aparecida Pascoal Marçal dos Santos
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Attílio Guaspari
Member	Marco Antônio Peixoto Simões Velozo
Member	Bernardo Szpigel

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator	Augusto Marques da Cruz Filho
Member	Deborah Stern Vieitas
Member	Eduardo Augusto Rocha Pocetti
External Member	Manoel Cordeiro Silva Filho

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Miguel de Souza Gularte
Financial and Investor Relations Vice-President	Fábio Luis Mendes Mariano
People, Sustainability and Digital Vice-Presiden	Alessandro Rosa Bonorino
Vice President of Industrial Operations and Logistics	Artemio Listoni
Agribusiness and Product Quality Vice-President	Fabio Duarte Stumpf
International Markets and Planning Vice-President	Leonardo Campo Dallorto
Brazil Commercial Vice-President	Manoel Reinaldo Manzano Martins Junior
Marketing and New Businesses Vice-President	Marcel Sacco

Marcos Roberto Badollato
Accounting Director - CRC 1SP219369/O-4

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INDEPENDENT AUDITORS’ REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Board of directors and shareholders of

BRF S.A.

Itajaí – SC

Opinion

We have audited the accompanying individual and consolidated financial statements of BRF S.A. (the Company), identified as parent and consolidated, respectively, which comprise the statement of financial position as of December 31, 2023 and the respective statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and the corresponding explanatory notes, including material accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of BRF S.A. as of December 31, 2023, and its individual and consolidated financial performance and individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (Iasb).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our judgment, were of most significance in our audit in the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements taken as a whole and in forming our opinion on such individual and consolidated financial statements and, therefore, we do not provide a separate opinion on these matters.

1. Impairment of cash-generating units, including intangible assets with indefinite useful life (goodwill) – Notes No. 3.10, 3.11, 13, 14 and 14.1

Reason why the matter was considered a key audit matter

The Company has significant amounts recorded under property, plant and equipment and intangible assets (consolidated) on December 31, 2023, in the amounts of R$14.6 billion and R$6.1 billion, respectively. Accounting practices adopted in Brazil and international financial reporting standards (IFRS) require the Company to annually test the recoverability of amounts recorded as intangible assets with no defined useful life and/or assets with indicators of recoverability losses.

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As mentioned in Explanatory Note 14.1, assets impairment test involves a high degree of subjectivity and judgment on the part of management, based on the discounted cash flow method, considering complex subjective and significant assumptions such as sales revenue, commodity costs, discount rate, inflation projection, economic growth, among others.

Therefore, the use of different assumptions can significantly modify the perspective of recoverability of these assets and the possible need to record an impairment adjustment, with a consequent impact on the individual and consolidated financial statements, having been considered an area of risk due to the uncertainties inherent in the process of determining the estimates and judgments involved. Due to these aspects, this topic was considered one of the key audit matters in our audit of the current year.

How the matter was addressed in our audit

Our audit procedures included, among others:

•	Evaluation of the design of internal control framework implemented by management related to impairment testing (and operational effectiveness of key internal controls);
•	Evaluation of the analysis prepared by management, supported by our internal specialists in corporate finance, to evaluate the reasonableness of the model used in management´s evaluation, the logical and arithmetic adequacy of the cash flows projections as well as evaluation of consistency of the key information and assumptions used in the projections of future cash flows, by comparing the budgets approved by the Executive Board and the assumptions and market input (such as sales and cost of commodities), in addition to discount and perpetuity growth rates considered;
•	Discussion with management about the business plan;
•	Challenge of the assumptions used by management to corroborate if there were assumptions not consistent and/or that required review;
•	Assessment of the adequacy of the Company's disclosures regarding certain sensitive assumptions used in the impairment test, that is, those with a significant effect on determining the recoverable amount of the assets subject to the impairment test; and
•	Evaluation if the disclosures in notes are consistent with the information and representations obtained from management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of such assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

2. Recoverability of the deferred tax asset (parent and consolidated) – Notes No. 3.7.2 and 10

As of December 31, 2023 the Company has balances of deferred income tax and social contribution assets substantially related to tax losses, negative basis of social contribution and temporary differences arising from temporary provisions recognized in the amounts of R$ 2.1 billion (parent and consolidated), recognized as non-current assets. These balances of deferred taxes were recognized based on studies that contain projections of future taxable income. The annual study of the recoverability of such assets involves, among others, the use of critical judgments that imply subjectivity in relation to taxable income projections and may differ from the actual data and amounts realized.

Therefore, the use of different assumptions and respective uncertainties (such as revenues and cost of commodities) may significantly change the expected realization of these assets and may require recognition of impairment, which would consequently impact the individual and consolidated financial statements. Due

129

to these aspects, this issue was considered a key audit matter in our audit for the current year.

How the matter was addressed in our audit

Our audit procedures included, among others:

•	Evaluation of the design of internal control framework implemented by management related to the estimate of future taxable income to support the recoverability of deferred tax assets (and operational effectiveness of key internal controls);
•	Evaluation of the analysis prepared by management, supported by our internal specialists in corporate finance, to evaluate the reasonableness of the model used in management´s evaluation, the logical and arithmetic adequacy of the cash flows projections as well as evaluation of consistency of the key information and assumptions used in the projections of future taxable income and cash flows, by comparing the budgets approved by the Executive Board and the assumptions and market inputs;
•	Discussion with management about the business plan;
•	Challenge of the assumptions used by management to corroborate if there were assumptions not consistent and/or that required review;
•	Involvement of our professionals specialized in taxes to evaluate the calculation bases of tax losses and negative basis of social contribution and analysis of compliance with tax legislation, as well as temporary differences used by the Company, comparing them with the corresponding tax records;
•	Analyzes of the disclosures required in the individual and consolidated financial statements; and
•	Evaluation if the disclosures in notes are consistent with the information and representations obtained from management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of such assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2023, prepared under the responsibility of the Company’s management and presented as supplemental information for IFRS purposes, have been subject to auditing procedures which were performed together with the audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in said technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Audit of the figures corresponding

The audit of the Company’s individual and consolidated financial statements as of December 31, 2022, which corresponding figures are presented for comparison purposes, was conducted under the responsibility of another independent auditor, which issued a report thereon dated February 28, 2023 without modification.

Other information accompanying the individual and consolidated financial statements and auditor’s report thereon

130

The Company’s Management is responsible for this other information that is included in the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise, appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (Iasb), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with the Company’s and its subsidiaries’ governance are responsible for overseeing the financial reporting process.

Auditor’s responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;
•	Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal controls;

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•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation; and
•	Obtain sufficient and appropriate audit evidence regarding the financial statements of the entities or business activities within the group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our audit report, unless law or regulation preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 26, 2024

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

Octavio Zampirollo Neto

Accountant CRC 1SP-289.095/O-3

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Financial Statements, Individual and Consolidated | 2023 and 2022

Opinion of the Fiscal Council

The Fiscal Council of BRF S.A., in fulfilling its statutory and legal duties, examined:

(i)	the financial statements (Parent Company and Consolidated) for the fiscal year ended December 31, 2023;
(ii)	the Management Report; and
(iii)	the report issued without qualification by Grant Thornton Auditores Independentes Ltda. on February 26, 2024.

Basead on the documents reviewed and the explanations provided, the members of the Fiscal Council, undersigned, issued the opinion that the financial statements and the management report are appropriately presented and in condition of appreciation by the Annual General Meeting.

São Paulo, February 26, 2024.

Attilio Guaspari

Chairman

Bernardo Szpigel

Fiscal Council Member

Marco Antônio Peixoto Simões Velozo

Fiscal Council Member

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Financial Statements, Individual and Consolidated | 2023 and 2022

Summarized Annual Report of the Audit and Integrity Committee

Summary of the Audit Committee Activities in 2023

The current composition of the Audit and Integrity Committee (“CAI”) was elected on April 6, 2022, pursuant to the meeting of the Board of Directors. The Internal By-laws of the CAI is available at the website https://ri.brf-global.com. The Committee (“CAI”) met periodically as provided in its Internal Regulations, in ordinary and extraordinary meetings, which in the year 2023, totaled 9 meetings. The main topics of discussion are described below, which were presented and discussed with the Company’s Board of Directors.

Issues discussed by the Audit and Integrity Committee

The meetings were attended, whenever required and in accordance with the Agenda, by the Global Chief Executive Officer of the Company, the Vice-Presidents, Executive Directors, Executive Managers, Internal Auditors, Independent Auditors and external advisors to enable the understanding of the processes, internal controls, risks, possible deficiencies and eventual plans for improvement, as well as issuing their recommendations to the Board of Directors and Executive Board of the Company.

The main topics discussed by the Audit and Integrity Committee were:

»	The Internal Audit received in 2021 a “Certification of Evaluation of the Quality of the Internal Audit Department”, granted by the Institute of Internal Auditors (The IIA), international independent organization which evaluates globally the quality of the internal audit activities in public and private organizations, what demonstrates the ongoing investment in an efficient structure of governance, with high ethical and transparency standards;

»	Follow-up and supervision of the international investigations by the international authorities, specifically the Saudi Arabia and Turkish Competition Authority;

»	Discussion of the planning, scope and main conclusions obtained in the quarterly review (“ITR”) and opinion on the issuance of the financial statements of 2023;

»	Validation of the annual scope for testing the effectiveness of the Company's internal controls and timely reporting of status and final results, action to avoid significant deficiencies that could be reported in the financial statements;

»	Follow-up on the implementation of improvements indicated in the internal controls report, as well as the respective action plans of the internal areas for the correction or improvement of the issues identified in external reports;

»	Discussion, approval and supervision of the work plan and budget of the Internal Audit, as well and its reviews;

»	Follow-up and analysis of the outcomes of special investigations;

»	Follow-up on the Internal Audit reports;

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»	Follow-up on the implementation of the action plans resulting from the audit reports, with emphasis on the most critical issues, reporting to the Board of Directors the most relevant ones;

»	Discussion and evaluation of the corporate risks map;

»	Follow-up on the operation of the Transparency Hotline and on the inquiries and complaints classified as highly critical;

»	Follow-up on the review of the Compliance Policies System, practices, trainings and controls by both management and employees, pursuant the anti-corruption law requirements, as well as initiatives focused on maintenance of the 37001:2016 Certification (Anti-Bribery Management Systems);

»	Monitoring of actions related to the Integrity System Improvement Plan, which culminated in the signing, on December 28, 2022, of the Leniency Agreement between BRF and the Controladoria Geral da União (“CGU”) and the Advocacia Geral da União ("AGU");

»	Follow-up on the management of the conduct adjustment terms entered with regulatory bodies;

»	Follow-up on the questions related to the regulatory bodies and the respective answers sent by management;

»	Opinion for approval, by the Board of Directors, of the annual financial statements;

»	Review and comments on the quarterly financials reports (“ITR”);

»	Evaluation and monitoring, with the management and Internal Audit, of the adequacy of the related parties’ transactions executed by the Company;

»	Discussion and follow-up on the update of the Reference Form (“Formulário de Referência”);

»	Analysis and opinion of the proposal sent to the Board of Directors for Independent Auditors services, supervision of activities of Independent Audit, involving the scope and the work plan, the insurance of their independence and of the quality of the services provided;

»	Follow-up on the themes related to LGPD – General Data Protection Law and themes related to cyber security.

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Statutory Audit and Integrity Committee Opinion

In the exercise of its legal and statutory duties, BRF’s Audit Committee has examined the financial statements (Parent Company and Consolidated) for the fiscal year ended December 31, 2023, the management report and the report issued without qualification by Grant Thornton Auditores Independentes Ltda. on February 26, 2024.

There were no instances of significant divergences between the Company’s management, the independent auditors and the Audit Committee with respect to the Company’s Financial Statements.

Based on the examined documents and the clarifications rendered, the members of the Audit Committee, undersigned, issued the opinion that the financial statements are appropriately presented and in conditions for approval.

São Paulo, February 26, 2024.

Augusto Marques da Cruz Filho

Coordinator

Eduardo Augusto Rocha Pocetti

Member

Deborah Sterns Vieitas

Member

Manoel Cordeiro Silva Filho

External member

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Opinion of Executive Board on the Consolidated Financial Statements and Independent Auditor’s Report

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction Nº 480/09, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company’s financial statements for the fiscal year ended December 31, 2023, and
(ii)	reviewed, discussed and agreed with the options expressed in the audit report issued by Grant Thornton Auditores Independentes Ltda. on February 26, 2024.

São Paulo, February 26, 2024.

Miguel de Souza Gularte

Global Chief Executive Officer

Fábio Luis Mendes Mariano

Financial and Investor Relations Vice-President

Alessandro Rosa Bonorino

People, Sustainability and Digital Vice-President

Artemio Listoni

Vice President of Industrial Operations and Logistics

Fabio Duarte Stumpf

Agribusiness and Product Quality Vice-President

Leonardo Campo Dallorto

International Markets and Planning Vice-President

Manoel Reinaldo Manzano Martins Junior

Brazil Commercial Vice-President

Marcel Sacco

Marketing and New Businesses Vice-President

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